UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of November 2026

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

4-5, Marunouchi 1-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-297942) OF MITSUBISHI UFJ FINANCIAL GROUP, INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED WITH OR FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 13, 2026

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Yoshitaka Sekine
Name:	Yoshitaka Sekine
Title:	Managing Director, Head of Documentation & Corporate Secretary Department, Corporate Administration Division

Consolidated Summary Report

<under Japanese GAAP>

for the six months ended September 30, 2026

November 13, 2026

Company name:	Mitsubishi UFJ Financial Group, Inc.	Stock exchange listings:	Tokyo, Nagoya, New York
Code number:	8306	URL	https://www.mufg.jp/english/
Representative:	Junichi Hanzawa, President & Group CEO
For inquiry:	Masahisa Takahashi, Managing Director, Head of Financial Accounting and Reporting, Financial Accounting Office, Financial Planning Division
TEL +81-50-3613-1179

Semi-annual securities report issuing date:	November 30, 2026	Dividend payment date:	December 7, 2026
Trading accounts:	Established

Supplemental information for financial statements:	Available
Investor meeting presentation:	Scheduled (for investors and analysts)

(Amounts of less than one million yen are rounded down.)

1. Consolidated Financial Data for the Six Months ended September 30, 2026

(1)	Results of Operations

	(% represents the change from the same period in the previous fiscal year)
	Ordinary Income		Ordinary Profits		Profits Attributable to Owners of Parent
	million yen	%	million yen	%	million yen	%
For the six months ended
September 30, 2026	7,995,095	16.0	2,260,957	29.4	1,630,897	26.1
September 30, 2025	6,893,775	0.5	1,746,675	(0.6)	1,292,955	2.8

(*)	Comprehensive income

        September 30, 2026: 1,245,132 million yen, 10.9%;    September 30, 2025: 1,123,012 million yen, (15.0)%

	Basic earnings per share	Diluted earnings per share
	yen	yen
For the six months ended
September 30, 2026	144.73	144.40
September 30, 2025	113.07	112.77

(2)	Financial Conditions

	Total Assets	Total Net Assets	Equity-to-asset ratio (*)
	million yen	million yen	%
As of
September 30, 2026	425,775,404	24,273,237	5.4
March 31, 2026	431,731,548	23,744,152	5.2

(Reference) Shareholders’ equity as of  September 30, 2026: 22,800,812 million yen;  March 31, 2026: 22,273,941 million yen

(*)	“Equity-to-asset ratio” is computed under the formula shown below

        (Total net assets - Subscription rights to shares - Non-controlling interests) / Total assets

2. Dividends on Common Stock

	Dividends per Share
	1st quarter-end	2nd quarter-end	3rd quarter-end	Fiscal year-end	Total
	yen	yen	yen	yen	yen
For the fiscal year ended March 31, 2026	—	35.00	—	51.00	86.00
ending March 31, 2027	—	48.00
ending March 31, 2027 (Forecast)			—	52.00	100.00

(*)	Revision of forecasts for dividends on the presentation date of this Consolidated Summary Report : Yes

3. Earnings Target for the Fiscal Year ending March 31, 2027 (Consolidated)

MUFG has an earning target of 2,800.0 billion yen of profits attributable to owners of parent for the fiscal year ending March 31, 2027. (There is a change to our earnings target released on May 15, 2026.)

MUFG is engaged in financial service businesses such as banking business, trust banking business, securities business and credit card/loan businesses. Because there are various uncertainties caused by economic situation, market environments and other factors in these businesses, MUFG discloses a target of its profits attributable to owners of parent instead of a forecast of its performance.

ø Notes

(1)	Changes in significant subsidiaries during the period: No

(2)	Changes in accounting policies, changes in accounting estimates and restatements

(A) Changes in accounting policies due to revision of accounting standards: No

(B) Changes in accounting policies due to reasons other than (A): No

(C) Changes in accounting estimates: No

(D) Restatements: No

(3)	Number of common stocks outstanding at the end of the period

(A) Total stocks outstanding including treasury stocks:	September 30, 2026	11,867,710,920 shares
	March 31, 2026	11,867,710,920 shares
(B) Treasury stocks:	September 30, 2026	609,166,329 shares
	March 31, 2026	580,104,991 shares
(C) Average outstanding of total stocks:	Six months ended September 30, 2026	11,268,223,988 shares
	Six months ended September 30, 2025	11,435,439,515 shares

*	This “Consolidated Summary Report” (Quarterly “Tanshin”) is outside the scope of the external auditor’s interim audit procedure.

*	Notes for using forecasted information etc.

1.

This financial summary report contains forward-looking statements regarding estimations, forecasts, targets and plans in relation to the results of operations, financial conditions and other overall management of the company and/or the group as a whole (the “forward-looking statements”). The forward-looking statements are made based upon, among other things, the company’s current estimations, perceptions and evaluations. In addition, in order for the company to adopt such estimations, forecasts, targets and plans regarding future events, certain assumptions have been made. Accordingly, due to various risks and uncertainties, the statements and assumptions are inherently not guarantees of future performance, may be considered differently from alternative perspectives and may result in material differences from the actual result. For the main factors that may affect the current forecasts, please see Consolidated Summary Report, Annual Securities Report, Disclosure Book, Annual Report, and other current disclosures that the company has announced.

2.

The financial information included in this financial summary report is prepared and presented in accordance with accounting principles generally accepted in Japan (“Japanese GAAP” ). Differences exist between Japanese GAAP and the accounting principles generally accepted in the United States (“U.S. GAAP”) in certain material respects. Such differences have resulted in the past, and are expected to continue to result for this period and future periods, in amounts for certain financial statement line items under U.S. GAAP to differ significantly from the amounts under Japanese GAAP. For example, differences in consolidation basis or accounting for business combinations, including but not limited to amortization and impairment of goodwill, could result in significant differences in our reported financial results between Japanese GAAP and U.S. GAAP. Readers should consult their own professional advisors for an understanding of the differences between Japanese GAAP and U.S. GAAP and how those differences might affect our reported financial results. We will publish U.S. GAAP financial results in a separate disclosure document when such information becomes available.

Mitsubishi UFJ Financial Group, Inc.

(Appendix)

Contents of Appendix

1. Consolidated Financial Statements and Notes	2
(1) Consolidated Balance Sheets	2
(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income	4
(3) Consolidated Statements of Changes in Net Assets	6
(4) Notes on Going-Concern Assumption	8
(5) Additional Information	8

Supplemental Information:

“Selected Financial Information under Japanese GAAP For the Six Months Ended September 30, 2026”

(*)	The following is the schedule of internet conference and explanation for investors and analysts. You can confirm those contents over the internet.

Internet Conference:	November 13, 2026 (Friday)
Explanation for investors and analysts:	November 17, 2026 (Tuesday)

1

Mitsubishi UFJ Financial Group, Inc.

1. Consolidated Financial Statements and Notes

(1) Consolidated Balance Sheets

(in millions of yen)	As of March 31, 2026	As of September 30, 2026
Assets:
Cash and due from banks	90,045,500	76,261,629
Call loans and bills bought	1,570,196	1,800,819
Receivables under resale agreements	16,375,722	16,451,067
Receivables under securities borrowing transactions	5,486,014	5,378,053
Monetary claims bought	7,560,410	8,026,104
Trading assets	39,995,337	48,635,150
Money held in trust	1,159,280	1,192,815
Securities	85,714,795	80,137,914
Loans and bills discounted	133,799,490	133,960,700
Foreign exchanges	2,248,944	2,427,534
Other assets	28,407,448	31,063,128
Tangible fixed assets	1,417,304	1,431,473
Intangible fixed assets	1,955,987	1,995,271
Net defined benefit assets	2,646,314	2,740,619
Deferred tax assets	147,478	210,158
Customers’ liabilities for acceptances and guarantees	14,431,269	15,222,320
Allowance for credit losses	(1,229,947)	(1,159,357)

Total assets	431,731,548	425,775,404

Liabilities:
Deposits	239,439,246	233,363,665
Negotiable certificates of deposit	17,601,483	17,023,070
Call money and bills sold	5,307,704	5,027,229
Payables under repurchase agreements	39,146,995	32,936,796
Payables under securities lending transactions	1,197,233	1,625,168
Commercial papers	3,421,893	2,819,389
Trading liabilities	32,038,719	37,699,544
Borrowed money	9,359,997	6,123,518
Foreign exchanges	2,715,051	2,291,304
Short-term bonds payable	1,217,464	754,485
Bonds payable	15,790,570	17,302,986
Due to trust accounts	2,903,438	3,082,100
Other liabilities	22,285,686	25,160,290
Reserve for bonuses	293,548	202,278
Reserve for bonuses to directors	3,978	2,921
Reserve for stocks payment	14,287	14,787
Net defined benefit liabilities	107,274	106,521
Reserve for retirement benefits to directors	1,548	884
Reserve for loyalty award credits	8,877	10,554
Reserve for contingent losses	144,184	120,136
Reserves under special laws	6,179	7,164
Deferred tax liabilities	466,990	521,712
Deferred tax liabilities for land revaluation	83,769	83,333
Acceptances and guarantees	14,431,269	15,222,320

Total liabilities	407,987,396	401,502,166

2

Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	As of March 31, 2026	As of September 30, 2026
Net assets:
Capital stock	2,141,513	2,141,513
Capital surplus	—	5,492
Retained earnings	16,150,394	17,204,949
Treasury stock	(934,137)	(1,031,719)

Total shareholders’ equity	17,357,770	18,320,235

Net unrealized gains (losses) on available-for-sale securities	1,672,075	1,448,718
Net deferred gains (losses) on hedging instruments	(1,262,833)	(1,438,363)
Land revaluation excess	121,039	120,532
Foreign currency translation adjustments	3,711,516	3,716,194
Remeasurements of defined benefit plans	724,229	706,511
Debt value adjustments of foreign subsidiaries and affiliates	(53,835)	(73,016)
Net unrealized gains (losses) on loans of foreign subsidiaries and affiliates	3,979	—

Total accumulated other comprehensive income	4,916,171	4,480,577

Subscription rights to shares	99	1,198
Non-controlling interests	1,470,111	1,471,226

Total net assets	23,744,152	24,273,237

Total liabilities and net assets	431,731,548	425,775,404

3

Mitsubishi UFJ Financial Group, Inc.

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

(in millions of yen)	For the six months ended September 30, 2025	For the six months ended September 30, 2026
Ordinary income	6,893,775	7,995,095
Interest income	4,183,706	4,748,517
Interest on loans and bills discounted	1,995,915	2,299,571
Interest and dividends on securities	879,962	1,111,399
Trust fees	77,536	91,168
Fees and commissions	1,212,712	1,387,286
Trading income	155,895	203,959
Other operating income	490,073	425,288
Other ordinary income	773,850	1,138,875
Ordinary expenses	5,147,099	5,734,138
Interest expenses	2,743,761	2,897,423
Interest on deposits	1,006,646	1,129,966
Fees and commissions	212,265	248,806
Trading expenses	85,102	5,816
Other operating expenses	143,086	251,923
General and administrative expenses	1,609,869	1,776,330
Other ordinary expenses	353,013	553,838

Ordinary profits	1,746,675	2,260,957

Extraordinary gains	44,449	14,424
Gains on disposition of fixed assets	6,132	6,050
Gains on change in equity	5	7,976
Gains on sales of shares of affiliates	—	396
Gains on step acquisitions	20,755	—
Gains on liquidation of subsidiaries	17,555	—
Extraordinary losses	20,607	19,762
Losses on disposition of fixed assets	8,080	12,352
Losses on impairment of fixed assets	12,198	6,424
Provision for reserve for contingent liabilities from financial instruments transactions	328	985
Provision for reserve for contingent liabilities arising from commodities transactions	0	0

Profits before income taxes	1,770,518	2,255,619

Income taxes-current	364,274	442,264
Income taxes-deferred	42,588	112,126

Total taxes	406,863	554,390

Profits	1,363,654	1,701,228

Profits attributable to non-controlling interests	70,699	70,330

Profits attributable to owners of parent	1,292,955	1,630,897

4

Mitsubishi UFJ Financial Group, Inc.

Consolidated Statements of Comprehensive Income

(in millions of yen)	For the six months ended September 30, 2025	For the six months ended September 30, 2026
Profits	1,363,654	1,701,228
Other comprehensive income
Net unrealized gains (losses) on available-for-sale securities	313,915	(190,976)
Net deferred gains (losses) on hedging instruments	(200,410)	(156,594)
Land revaluation excess	12	—
Foreign currency translation adjustments	(253,325)	86,852
Remeasurements of defined benefit plans	(32,576)	(18,308)
Net unrealized gains (losses) on loans of foreign subsidiaries	1,976	(6,693)
Share of other comprehensive income of associates accounted for using equity method	(70,232)	(170,375)

Total other comprehensive income	(240,641)	(456,095)

Comprehensive income	1,123,012	1,245,132

(Comprehensive income attributable to)
Comprehensive income attributable to owners of parent	1,042,963	1,195,810
Comprehensive income attributable to non-controlling interests	80,049	49,322

5

Mitsubishi UFJ Financial Group, Inc.

(3) Consolidated Statements of Changes in Net Assets

For the six months ended September 30, 2025

	(in millions of yen)
	Shareholders’ equity					Accumulated other comprehensive income
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders’ equity	Net unrealized gains (losses) on available-for-sale securities	Net deferred gains (losses) on hedging instruments
Balance at the beginning of the period	2,141,513	—	14,845,617	(726,631)	16,260,498	1,327,127	(894,227)

Changes during the period
Cash dividends			(449,732)		(449,732)
Profits attributable to owners of parent			1,292,955		1,292,955
Repurchase of treasury stock				(250,407)	(250,407)
Disposal of treasury stock		0		1,981	1,981
Reversal of land revaluation excess			723		723
Changes in subsidiaries’ equity		13,965			13,965
Net changes of items other than shareholders’ equity						319,223	(200,730)

Total changes during the period	—	13,965	843,945	(248,425)	609,485	319,223	(200,730)

Balance at the end of the period	2,141,513	13,965	15,689,563	(975,057)	16,869,984	1,646,350	(1,094,958)

	Accumulated other comprehensive income						Subscription rights to shares	Non-controlling interests	Total net assets
	Land revaluation excess	Foreign currency translation adjustments	Remeasurements of defined benefit plans	Debt value adjustments of foreign subsidiaries and affiliates	Net unrealized gains (losses) on loans of foreign subsidiaries and affiliates	Total accumulated other comprehensive income
Balance at the beginning of the period	122,400	3,198,279	554,502	(51,663)	3,457	4,259,875	11	1,207,746	21,728,132

Changes during the period
Cash dividends									(449,732)
Profits attributable to owners of parent									1,292,955
Repurchase of treasury stock									(250,407)
Disposal of treasury stock									1,981
Reversal of land revaluation excess									723
Changes in subsidiaries’ equity									13,965
Net changes of items other than shareholders’ equity	(711)	(303,752)	(31,606)	(34,827)	307	(252,097)	5	152,682	(99,409)

Total changes during the period	(711)	(303,752)	(31,606)	(34,827)	307	(252,097)	5	152,682	510,076

Balance at the end of the period	121,689	2,894,526	522,895	(86,490)	3,765	4,007,777	17	1,360,429	22,238,209

6

Mitsubishi UFJ Financial Group, Inc.

For the six months ended September 30, 2026

	(in millions of yen)
	Shareholders’ equity					Accumulated other comprehensive income
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders’ equity	Net unrealized gains (losses) on available-for-sale securities	Net deferred gains (losses) on hedging instruments
Balance at the beginning of the period	2,141,513	—	16,150,394	(934,137)	17,357,770	1,672,075	(1,262,833)

Changes during the period
Cash dividends			(576,848)		(576,848)
Profits attributable to owners of parent			1,630,897		1,630,897
Repurchase of treasury stock				(100,033)	(100,033)
Disposal of treasury stock		0		2,450	2,450
Reversal of land revaluation excess			506		506
Changes in subsidiaries’ equity		5,491			5,491
Net changes of items other than shareholders’ equity						(223,357)	(175,529)

Total changes during the period	—	5,492	1,054,555	(97,582)	962,465	(223,357)	(175,529)

Balance at the end of the period	2,141,513	5,492	17,204,949	(1,031,719)	18,320,235	1,448,718	(1,438,363)

	Accumulated other comprehensive income						Subscription rights to shares	Non-controlling interests	Total net assets
	Land revaluation excess	Foreign currency translation adjustments	Remeasurements of defined benefit plans	Debt value adjustments of foreign subsidiaries and affiliates	Net unrealized gains (losses) on loans of foreign subsidiaries and affiliates	Total accumulated other comprehensive income
Balance at the beginning of the period	121,039	3,711,516	724,229	(53,835)	3,979	4,916,171	99	1,470,111	23,744,152

Changes during the period
Cash dividends									(576,848)
Profits attributable to owners of parent									1,630,897
Repurchase of treasury stock									(100,033)
Disposal of treasury stock									2,450
Reversal of land revaluation excess									506
Changes in subsidiaries’ equity									5,491
Net changes of items other than shareholders’ equity	(506)	4,678	(17,717)	(19,181)	(3,979)	(435,594)	1,098	1,115	(433,379)

Total changes during the period	(506)	4,678	(17,717)	(19,181)	(3,979)	(435,594)	1,098	1,115	529,085

Balance at the end of the period	120,532	3,716,194	706,511	(73,016)	—	4,480,577	1,198	1,471,226	24,273,237

7

Mitsubishi UFJ Financial Group, Inc.

(4)	Notes on Going-Concern Assumption

None.

(5)	Additional Information

(Information which is relevant to the understanding of the readers of the consolidated financial statements as regarding the calculation of allowance for credit losses)

The process of calculating the allowance for credit losses for MUFG Bank, Ltd. (“the Bank”) and its domestic consolidated subsidiaries, our principal domestic consolidated banking subsidiaries, involves various estimates such as determination of borrower credit ratings which are based on evaluation and classification of borrowers’ debt-service capacity, assessment of the value of collateral provided by borrowers, estimation of future cash flows when applying the cash flow estimation method, and adjustments for future loss projections and other factors to the loss rates calculated based on historical credit loss experience.

Among these, internal credit ratings are assigned to counterparties based on qualitative factors such as the current and expected future business environment of the industry to which they belong as well as their management and funding risks in addition to quantitative financial evaluations through an analysis of their financial results. In particular, those determination of internal credit ratings for these counterparties may be highly dependent on our assessment of the prospects of improvements in their operating results and their ability to continue as going concerns.

When calculating allowance for credit losses, the Bank, our principal consolidated domestic banking subsidiary, determines loss rates primarily by calculating a rate of loss based on a historical average of the credit loss rate or a historical average of the default probability derived from actual credit loss experience or actual bankruptcy experience and making necessary adjustments based on future projections and other factors.

The Bank makes such adjustments to the loss rates calculated based on historical loss experience, taking into account future projections and other factors, especially considering the uncertain business environment arising from potential changes in the geopolitical environment, including the situation in the Middle East. These adjustments are implemented made when deemed necessary, for example, by considering any additional expected loss amount not captured by the loss rates calculated based on historical loss experience. The amount of impact of these adjustments as of September 30, 2026 is ¥29,870 million (¥24,357 million as of March 31, 2026).

In addition, certain overseas subsidiaries which apply IFRS recognize allowance for credit losses in accordance with IFRS9 “Financial Instruments.” At each reporting date, these subsidiaries assess whether the credit risk on a financial asset has increased significantly since initial recognition, and if the credit risk has not increased significantly since initial recognition, the subsidiaries measure the allowance for credit losses for the financial asset at an amount equal to the 12-month expected credit loss. On the other hand, if the credit risk on a financial asset has increased significantly since initial recognition, the subsidiaries measure the allowance for credit losses for the financial asset at an amount equal to the lifetime expected credit loss. Expected credit losses are calculated using a quantitative model that reflects economic forecast scenarios based on macroeconomic variables. The calculation process includes determination of macroeconomic variables used in multiple economic forecast scenarios and the weightings applied to each economic forecast scenario. Expected credit losses are adjusted for qualitative factors to compensate for expected credit losses that are not reflected in a quantitative model.

Significant assumptions used in our calculation of allowance for credit losses, including those described above, are subject to uncertainty. In particular, certain counterparties’ prospects of improvements in their operating results and expectations as to their ability to continue as going concerns, and adjustments to the rates of loss calculated based on actual experience for future projections and other factors, as well as determination of the macroeconomic variables used in, and the weightings applied to, multiple economic forecast scenarios, and adjustments thereto for qualitative factors, by certain subsidiaries which apply IFRS, are based on estimation relating to the economic environment, including changes in economic conditions, commodity prices and monetary and trade policies in each country as well as geopolitical environment, including the situation in the Middle East, with respect to which objective data are not readily available.

In particular, future developments concerning the geopolitical environment, including the situation in the Middle East, are subject to significant uncertainty. Accordingly, we make certain assumptions, including that disruptions in logistics and supply chain constraints related to crude oil and other commodities may continue for a certain period, but that conditions will gradually normalize, and that prices of crude oil and other commodities, while fluctuating to a certain degree, will then be on a gradual stabilizing trend. The recorded allowance represents our best estimate made based on such assumptions and in a manner designed to ensure objectivity and rationality.

8

Mitsubishi UFJ Financial Group, Inc.

For the six months ended September 30, 2026, such assumptions remained substantially unchanged because no significant changes were observed subsequent to the previous fiscal year end with respect to the events or circumstances underlying the outlook relating to the geopolitical environment, including the situation in the Middle East. However, these assumptions are highly uncertain, and significant additional provision for credit losses may be recognized for the nine months ending December 31, 2026 and subsequent reporting periods due to these and other factors and circumstances affecting the financial performance of counterparties or the economic environment.

9

Selected Financial Information

under Japanese GAAP

For the Six Months Ended September 30, 2026

Mitsubishi UFJ Financial Group, Inc.

Mitsubishi UFJ Financial Group, Inc.

[Contents]

1. Financial Results	[ MUFG Consolidated ]*1[ BK and TB Combined ]*2*3*4	1
	[ BK Consolidated ][ BK Non-consolidated ]
	[ TB Consolidated ][ TB Non-consolidated ]

2. Average Interest Rate Spread	[ BK Non-consolidated ][ TB Non-consolidated ]	7
	[ BK and TB Combined ]

3. Notional Principal by the Remaining Life of the Interest Rate Swaps for Hedge-Accounting		8
	[ MUFG Consolidated ][ BK Consolidated ][ TB Consolidated ]

4. Securities	[ MUFG Consolidated ]	9
	[ BK Non-consolidated ][ TB Non-consolidated ]

5. ROE	[ MUFG Consolidated ]	12

6. Risk-Adjusted Capital Ratio	[ MUFG Consolidated ][ BK Consolidated ][ TB Consolidated ]	13
	[ BK Non-consolidated ][ TB Non-consolidated ]

7. Loans to Be Disclosed under the Banking Act and the Financial Reconstruction Act (the “FRA”)		14
	[ MUFG Consolidated ][ BK and TB Combined including Trust Account ]
	[ BK Non-consolidated ][ TB Non-consolidated ]
	[ TB Non-consolidated : Trust Account ]

8. Progress in Disposition of Problem Assets	[ BK Non-consolidated ]	20
	[ TB Non-consolidated including Trust Account ]

9. Loans Classified by Type of Industry	[ BK and TB Combined including Trust Accounts ]	22
	[ BK Non-consolidated ][ TB Non-consolidated ]
	[ TB Non-consolidated : Trust Accounts ]

10. Domestic Consumer Loans, Domestic Loans to Small/Medium-Sized Companies and Proprietors		26
	[ BK and TB Combined including Trust Accounts ]
	[ BK Non-consolidated ][ TB Non-consolidated ]
	[ TB Non-consolidated including Trust Account ]

11. Overseas Loans	[ BK Consolidated excl. KS, BDI ]*5*6	27

12. Loans and Deposits	[ BK and TB Combined ]	28
	[ BK Non-consolidated ][ TB Non-consolidated ]

13. Domestic Deposits	[ BK and TB Combined ]	29
	[ BK Non-consolidated ][ TB Non-consolidated ]

14. Status of Deferred Tax Assets	[ BK Non-consolidated ][ TB Non-consolidated ]	30

(Reference)

1. Financial Statements	[ BK Non-consolidated ][ TB Non-consolidated ]	32

(*1)	“MUFG” means Mitsubishi UFJ Financial Group, Inc.
(*2)	“BK” means MUFG Bank, Ltd.
(*3)	“TB” means Mitsubishi UFJ Trust and Banking Corporation.
(*4)	“BK and TB Combined” means simple sum of “BK” and “TB” without consolidation processes.
(*5)	“KS” means Bank of Ayudhya Public Company Limited.
(*6)	“BDI” means PT Bank Danamon Indonesia, Tbk.

2

Mitsubishi UFJ Financial Group, Inc.

1. Financial Results

MUFG Consolidated

	(in millions of yen)
	For the six months ended		Increase (Decrease) (A) - (B)
	September 30, 2026 (A)	September 30, 2025 (B)
Gross profits	3,452,387	2,935,790	516,597
Gross profits before credit costs for trust accounts	3,452,384	2,935,787	516,596
Net interest income	1,851,230	1,440,026	411,204
Trust fees	91,168	77,536	13,631
Credit costs for trust accounts (1)	3	2	0
Net fees and commissions	1,138,479	1,000,446	138,033
Net trading profits	198,142	70,793	127,349
Net other operating profits	173,365	346,987	(173,622)
Net gains (losses) on debt securities	(196,099)	2,991	(199,090)
General and administrative expenses	1,834,940	1,648,742	186,197
Amortization of goodwill	21,697	19,102	2,594
Net operating profits before credit costs for trust accounts, provision for general allowance for credit losses and amortization of goodwill	1,639,142	1,306,147	332,994
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	1,617,444	1,287,044	330,399
Provision for general allowance for credit losses (2)	75,207	28,981	46,226
Net operating profits*	1,692,655	1,316,028	376,626
Net non-recurring gains (losses)	568,302	430,647	137,654
Credit costs (3)	(210,212)	(155,322)	(54,889)
Losses on loan write-offs	(99,215)	(97,474)	(1,741)
Provision for specific allowance for credit losses	(109,468)	(54,843)	(54,625)
Other credit costs	(1,527)	(3,005)	1,477
Reversal of allowance for credit losses (4)	—	—	—
Reversal of reserve for contingent losses included in credit costs (5)	14,170	3,862	10,307
Gains on loans written-off (6)	49,880	46,084	3,796
Net gains (losses) on equity securities	210,378	130,240	80,138
Gains on sales of equity securities	242,608	151,067	91,540
Losses on sales of equity securities	(20,462)	(16,707)	(3,755)
Losses on write-down of equity securities	(11,767)	(4,120)	(7,646)
Equity in earnings of equity method investees	473,275	381,931	91,344
Other non-recurring gains (losses)	30,809	23,851	6,957

Ordinary profits	2,260,957	1,746,675	514,281

Net extraordinary gains (losses)	(5,338)	23,842	(29,180)
Net gains (losses) on disposition of fixed assets	(6,301)	(1,947)	(4,353)
Losses on impairment of fixed assets	(6,424)	(12,198)	5,774
Gains on change in equity	7,976	5	7,971
Gains on sales of shares of affiliates	396	—	396
Gains on step acquisitions	—	20,755	(20,755)
Gains on liquidation of subsidiaries	—	17,555	(17,555)
Profits before income taxes	2,255,619	1,770,518	485,101
Income taxes-current	442,264	364,274	77,989
Income taxes-deferred	112,126	42,588	69,538
Total taxes	554,390	406,863	147,527
Profits	1,701,228	1,363,654	337,573
Profits attributable to non-controlling interests	70,330	70,699	(368)

Profits attributable to owners of parent	1,630,897	1,292,955	337,942

Note:

* Net operating profits = Banking subsidiaries’ net operating profits + Other consolidated entities’ gross profits - Other consolidated entities’ general and administrative expenses - Other consolidated entities’ provision for general allowance for credit losses - Amortization of goodwill - Inter-company transactions

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	(70,950)	(76,391)	5,441

Number of consolidated subsidiaries	342	344	(2)
Number of affiliated companies accounted for under the equity method	54	51	3

Mitsubishi UFJ Financial Group, Inc.

BK and TB Combined

	(in millions of yen)
	For the six months ended		Increase (Decrease) (A) - (B)
	September 30, 2026 (A)	September 30, 2025 (B)
Gross profits	2,088,552	1,669,986	418,566
Gross profits before credit costs for trust accounts	2,088,549	1,669,983	418,566
Domestic gross profits	1,139,335	733,054	406,280
Net interest income	828,694	525,264	303,429
Trust fees	79,653	67,745	11,907
Credit costs for trust accounts (1)	3	2	0
Net fees and commissions	217,779	212,148	5,631
Net trading profits	(20,300)	(7,974)	(12,326)
Net other operating profits	33,508	(64,130)	97,638
Net gains (losses) on debt securities	(93,629)	(88,609)	(5,019)
Non-domestic gross profits	949,217	936,931	12,285
Net interest income	550,104	398,925	151,179
Net fees and commissions	279,301	227,757	51,543
Net trading profits	(55,306)	14,658	(69,964)
Net other operating profits	175,118	295,590	(120,471)
Net gains (losses) on debt securities	(102,809)	92,604	(195,414)
General and administrative expenses	944,037	831,501	112,535
Personnel expenses	379,715	348,289	31,426
Non-personnel expenses	509,759	436,304	73,454
Taxes	54,562	46,907	7,655
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	1,144,512	838,481	306,030
Provision for general allowance for credit losses (2)	(628)	(5,121)	4,492
Net operating profits	1,143,886	833,362	310,523
Net non-recurring gains (losses)	339,825	245,529	94,296
Credit costs (3)	(8,315)	(5,607)	(2,708)
Reversal of allowance for credit losses (4)	79,464	78,749	715
Reversal of reserve for contingent losses included in credit costs (5)	15,592	4,505	11,087
Gains on loans written-off (6)	4,219	4,714	(494)
Net gains (losses) on equity securities	210,448	128,781	81,666
Gains on sales of equity securities	238,442	147,145	91,296
Losses on sales of equity securities	(20,535)	(14,091)	(6,444)
Losses on write-down of equity securities	(7,458)	(4,272)	(3,185)
Other non-recurring gains (losses)	38,415	34,385	4,030

Ordinary profits	1,483,712	1,078,891	404,820

Net extraordinary gains (losses)	2,622	23,035	(20,412)
Net gains (losses) on disposition of fixed assets	(5,385)	(4,398)	(987)
Losses on impairment of fixed assets	(2,714)	(5,285)	2,571
Gains on sales of shares of subsidiaries	11,300	11,889	(588)
Losses on sales of shares of subsidiaries	(577)	—	(577)
Gains on liquidation of subsidiaries	—	20,716	(20,716)
Gains on sales of shares of affiliates	—	113	(113)
Income before income taxes	1,486,335	1,101,926	384,408
Income taxes-current	330,801	289,229	41,572
Income taxes-deferred	90,624	12,414	78,210
Total taxes	421,425	301,643	119,782

Net income	1,064,909	800,283	264,626

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	90,335	77,243	13,092
Credit costs for trust accounts	3	2	0
Provision for general allowance for credit losses	85,971	30,306	55,664
Provision for special allowance for credit losses	(9,785)	41,701	(51,487)
Allowance for credit to specific foreign borrowers	2,637	1,565	1,071
Losses on loans write-offs	(5,096)	(4,315)	(780)
Provision for contingent losses included in credit costs	15,592	4,505	11,087
Gains on loans written-off	4,219	4,714	(494)
Losses on sales of other loans, etc.	(3,207)	(1,238)	(1,969)
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses, excluding net gains (losses) on debt securities	1,340,951	834,486	506,464
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses, excluding net gains (losses) on debt securities and investment trusts cancellation	1,223,591	826,136	397,454

Mitsubishi UFJ Financial Group, Inc.

BK Consolidated

	(in millions of yen)
	For the six months ended		Increase (Decrease) (A) - (B)
	September 30, 2026 (A)	September 30, 2025 (B)
Gross profits	2,569,856	2,117,074	452,781
Net interest income	1,600,985	1,263,366	337,618
Net fees and commissions	632,719	538,999	93,720
Net trading profits	204,788	105,598	99,190
Net other operating profits	131,362	209,109	(77,747)
Net gains (losses) on debt securities	(141,821)	446	(142,268)
General and administrative expenses	1,265,882	1,086,432	179,449
Amortization of goodwill	10,369	8,456	1,912
Net operating profits before provision for general allowance for credit losses and amortization of goodwill	1,314,343	1,039,098	275,244
Net operating profits before provision for general allowance for credit losses	1,303,974	1,030,641	273,332
Provision for general allowance for credit losses (1)	78,609	29,029	49,580
Net operating profits*	1,382,583	1,059,671	322,912
Net non-recurring gains (losses)	169,635	145,367	24,268
Credit costs (2)	(136,450)	(84,356)	(52,094)
Losses on loan write-offs	(46,506)	(45,125)	(1,380)
Provision for specific allowance for credit losses	(88,416)	(36,225)	(52,191)
Other credit costs	(1,527)	(3,005)	1,477
Reversal of allowance for credit losses (3)	—	—	—
Reversal of reserve for contingent losses included in credit costs (4)	14,060	3,840	10,219
Gains on loans written-off (5)	34,486	31,984	2,502
Net gains (losses) on equity securities	184,018	100,744	83,274
Gains on sales of equity securities	213,298	121,375	91,922
Losses on sales of equity securities	(19,816)	(16,649)	(3,166)
Losses on write-down of equity securities	(9,463)	(3,981)	(5,481)
Equity in earnings of equity method investees	48,284	62,694	(14,410)
Other non-recurring gains (losses)	25,235	30,459	(5,223)

Ordinary profits	1,552,219	1,205,038	347,180

Net extraordinary gains (losses)	(7,911)	26,035	(33,946)
Net gains (losses) on disposition of fixed assets	(5,465)	(3,798)	(1,667)
Losses on impairment of fixed assets	(1,460)	(8,149)	6,689
Gains on step acquisitions	—	20,755	(20,755)
Gains on liquidation of subsidiaries	—	17,555	(17,555)
Profits before income taxes	1,544,308	1,231,074	313,233
Income taxes-current	373,600	311,270	62,330
Income taxes-deferred	77,538	26,821	50,716
Total taxes	451,139	338,091	113,047
Profits	1,093,168	892,982	200,186
Profits attributable to non-controlling interests	29,679	24,204	5,475

Profits attributable to owners of parent	1,063,489	868,778	194,710

Note:

* Net operating profits = Net operating profits of BK + Other consolidated entities’ gross profits - Other consolidated entities’ general and administrative expenses - Other consolidated entities’ provision for general allowance for credit losses - Amortization of goodwill - Inter-company transactions

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)	(9,293)	(19,501)	10,208
Number of consolidated subsidiaries	135	125	10
Number of affiliated companies accounted for under the equity method	43	41	2

Mitsubishi UFJ Financial Group, Inc.

BK Non-consolidated

	(in millions of yen)
	For the six months ended		Increase (Decrease) (A) - (B)
	September 30, 2026 (A)	September 30, 2025 (B)
Gross profits	1,848,279	1,470,062	378,217
Domestic gross profits	897,791	563,015	334,775
Net interest income	748,354	492,587	255,766
Net fees and commissions	160,086	157,206	2,880
Net trading profits	16,654	8,165	8,488
Net other operating profits	(27,304)	(94,944)	67,640
Net gains (losses) on debt securities	(68,323)	(88,271)	19,948
Non-domestic gross profits	950,488	907,047	43,441
Net interest income	478,322	350,117	128,204
Net fees and commissions	278,589	227,045	51,543
Net trading profits	(5,468)	33,038	(38,507)
Net other operating profits	199,045	296,845	(97,800)
Net gains (losses) on debt securities	(73,561)	89,980	(163,542)
General and administrative expenses	828,953	725,013	103,939
Personnel expenses	345,896	314,619	31,277
Non-personnel expenses	433,759	368,065	65,694
Amortization of goodwill	1,767	1,707	60
Taxes	49,297	42,328	6,968
Net operating profits before provision for general allowance for credit losses and amortization of goodwill	1,021,094	746,756	274,337
Net operating profits before provision for general allowance for credit losses	1,019,326	745,049	274,277
Provision for general allowance for credit losses (1)	—	—	—
Net operating profits	1,019,326	745,049	274,277
Net non-recurring gains (losses)	297,472	208,640	88,832
Credit costs (2)	(8,303)	(5,554)	(2,749)
Reversal of allowance for credit losses (3)	79,464	78,749	715
Reversal of reserve for contingent losses included in credit costs (4)	15,483	4,484	10,998
Gains on loans written-off (5)	4,218	4,712	(493)
Net gains (losses) on equity securities	186,356	100,139	86,217
Gains on sales of equity securities	211,539	116,559	94,980
Losses on sales of equity securities	(19,678)	(14,026)	(5,652)
Losses on write-down of equity securities	(5,504)	(2,393)	(3,110)
Other non-recurring gains (losses)	20,253	26,109	(5,855)

Ordinary profits	1,316,799	953,689	363,109

Net extraordinary gains (losses)	4,191	27,308	(23,117)
Net gains (losses) on disposition of fixed assets	(5,073)	(3,885)	(1,188)
Losses on impairment of fixed assets	(1,457)	(1,524)	67
Gains on sales of shares of subsidiaries	11,300	11,889	(588)
Losses on sales of shares of subsidiaries	(577)	—	(577)
Gains on liquidation of subsidiaries	—	20,716	(20,716)
Gains on sales of shares of affiliates	—	113	(113)
Income before income taxes	1,320,990	980,998	339,992
Income taxes-current	300,089	263,570	36,518
Income taxes-deferred	72,647	6,209	66,437
Total taxes	372,736	269,779	102,956

Net income	948,253	711,218	237,035

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)	90,862	82,392	8,470
Provision for general allowance for credit losses	86,600	35,428	51,172
Provision for special allowance for credit losses	(9,773)	41,755	(51,528)
Allowance for credit to specific foreign borrowers	2,637	1,565	1,071
Losses on loans write-off	(5,096)	(4,315)	(780)
Provision for contingent losses included in credit costs	15,483	4,484	10,998
Gains on loans written-off	4,218	4,712	(493)
Losses on sales of other loans, etc.	(3,207)	(1,238)	(1,969)
Net operating profits before provision for general allowance for credit losses, excluding net gains (losses) on debt securities	1,161,212	743,340	417,871
Net operating profits before provision for general allowance for credit losses, excluding net gains (losses) on debt securities and investment trusts cancellation	1,096,959	743,044	353,915

Mitsubishi UFJ Financial Group, Inc.

TB Consolidated

	(in millions of yen)
	For the six months ended		Increase (Decrease) (A) - (B)
	September 30, 2026 (A)	September 30, 2025 (B)
Gross profits	432,595	378,316	54,278
Gross profits before credit costs for trust accounts	432,592	378,313	54,278
Trust fees	91,340	77,701	13,638
Trust fees before credit costs for trust accounts	91,337	77,699	13,637
Money trusts fees (Jointly operated designated money trusts before credit costs for trust account)	9,341	7,954	1,386
Other trust fees	81,995	69,744	12,251
Credit costs for trust accounts (1)	3	2	0
Net interest income	163,199	91,038	72,161
Net fees and commissions	217,342	197,325	20,017
Net trading profits	(86,778)	(33,885)	(52,893)
Net other operating profits	47,491	46,136	1,355
Net gains (losses) on debt securities	(54,553)	2,286	(56,840)
General and administrative expenses	298,897	263,923	34,973
Amortization of goodwill	11,637	10,959	678
Net operating profits before credit costs for trust accounts, provision for general allowance for credit losses and amortization of goodwill	145,332	125,349	19,982
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	133,694	114,390	19,304
Provision for general allowance for credit losses (2)	(411)	(331)	(79)

Net operating profits*	133,286	114,061	19,225

Net non-recurring gains (losses)	40,012	32,749	7,262
Credit costs (3)	291	(51)	343
Losses on loan write-offs	—	(2)	2
Provision for specific allowance for credit losses	291	(49)	340
Other credit costs	—	—	—
Reversal of allowance for credit losses (4)	—	—	—
Reversal of reserve for contingent losses included in credit costs (5)	109	20	88
Gains on loans written-off (6)	3	6	(2)
Net gains (losses) on equity securities	24,233	29,405	(5,171)
Gains on sales of equity securities	26,903	30,586	(3,683)
Losses on sales of equity securities	(857)	(65)	(791)
Losses on write-down of equity securities	(1,811)	(1,115)	(695)
Equity in earnings of equity method investees	1,816	481	1,334
Other non-recurring gains (losses)	13,556	2,886	10,670
Ordinary profits	173,298	146,810	26,488
Net extraordinary gains (losses)	(5,303)	(2,063)	(3,240)
Net gains (losses) on disposition of fixed assets	(392)	1,918	(2,310)
Losses on impairment of fixed assets	(4,911)	(3,987)	(923)
Profits before income taxes	167,995	144,746	23,248
Income taxes-current	35,277	31,695	3,581
Income taxes-deferred	19,806	9,506	10,299
Total taxes	55,083	41,202	13,881
Profits	112,911	103,544	9,367
Profits attributable to non-controlling interests	(55)	82	(138)

Profits attributable to owners of parent	112,967	103,462	9,505

Note:

* Net operating profits = Net operating profits of TB + Other consolidated entities’ gross profits - Other consolidated entities’ general and administrative expenses - Other consolidated entities’ provision for general allowance for credit losses - Amortization of goodwill — Inter-company transactions

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	(2)	(353)	350
Number of consolidated subsidiaries	178	185	(7)
Number of affiliated companies accounted for under the equity method	7	6	1

TB Consolidated (combined operating results of TB and transferred entities to MUAH in the United States)

TB transferred the interests in its subsidiaries in the United States to MUAH in United States which are owned by BK and MUFG.

The combined operating results of TB and transferred entities are as follows (the operating results of transferred entities are prepared for managerial accounting purpose):
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	135,083	117,097	17,986
Profits attributable to owners of parent	114,013	105,550	8,463
Number of the entities transferred to MUAH	4	4	—

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

	(in millions of yen)
	For the six months ended		Increase (Decrease) (A) - (B)
	September 30, 2026 (A)	September 30, 2025 (B)
Gross profits	240,273	199,923	40,349
Gross profits before credit costs for trust accounts	240,270	199,920	40,349
Domestic gross profits	241,543	170,038	71,505
Trust fees	79,653	67,745	11,907
Trust fees before credit costs for trust accounts	79,650	67,743	11,907
Money trusts fees (Jointly operated designated money trusts before credit costs for trust account)	9,341	7,954	1,386
Other trust fees	70,308	59,788	10,520
Credit costs for trust accounts (1)	3	2	0
Net interest income	80,339	32,677	47,662
Net fees and commissions	57,692	54,941	2,751
Net trading profits	(36,955)	(16,140)	(20,814)
Net other operating profits	60,812	30,814	29,998
Net gains (losses) on debt securities	(25,305)	(337)	(24,968)
Non-domestic gross profits	(1,270)	29,884	(31,155)
Net interest income	71,781	48,807	22,974
Net fees and commissions	712	712	(0)
Net trading profits	(49,837)	(18,379)	(31,457)
Net other operating profits	(23,926)	(1,254)	(22,671)
Net gains (losses) on debt securities	(29,247)	2,624	(31,872)
General and administrative expenses	115,084	106,488	8,596
Personnel expenses	33,819	33,670	148
Non-personnel expenses	76,000	68,239	7,760
Taxes	5,265	4,578	687
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	125,185	93,432	31,753
Provision for general allowance for credit losses (2)	(628)	(5,121)	4,492

Net operating profits	124,559	88,313	36,246

Net non-recurring gains (losses)	42,353	36,888	5,464
Credit costs (3)	(12)	(53)	41
Reversal of allowance for credit losses (4)	—	—	—
Reversal of reserve for contingent losses included in credit costs (5)	109	20	88
Gains on loans written-off (6)	1	2	(1)
Net gains (losses) on equity securities	24,092	28,642	(4,550)
Gains on sales of equity securities	26,903	30,586	(3,683)
Losses on sales of equity securities	(857)	(65)	(791)
Losses on write-down of equity securities	(1,953)	(1,878)	(74)
Other non-recurring gains (losses)	18,162	8,276	9,886
Ordinary profits	166,912	125,202	41,710
Net extraordinary gains (losses)	(1,568)	(4,273)	2,705
Net gains (losses) on disposition of fixed assets	(311)	(512)	200
Losses on impairment of fixed assets	(1,256)	(3,760)	2,504
Income before income taxes	165,344	120,928	44,415
Income taxes-current	30,711	25,658	5,053
Income taxes-deferred	17,977	6,205	11,772
Total taxes	48,688	31,863	16,825

Net income	116,655	89,065	27,590

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	(526)	(5,148)	4,622
Credit costs for trust accounts	3	2	0
Provision for general allowance for credit losses	(628)	(5,121)	4,492
Provision for special allowance for credit losses	(12)	(53)	41
Allowance for credit to specific foreign borrowers	—	—	—
Losses on loans write-offs	—	—	—
Provision for contingent losses included in credit costs	109	20	88
Gains on loans written-off	1	2	(1)
Losses on sales of other loans, etc.	—	—	—
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses, excluding net gains (losses) on debt securities	179,738	91,145	88,593
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses, excluding net gains (losses) on debt securities and investment trusts cancellation	126,632	83,092	43,539

Mitsubishi UFJ Financial Group, Inc.

2. Average Interest Rate Spread

BK Non-consolidated

	(percentage per annum)
(Domestic business segment)	For the six months ended September 30, 2026 (A)	Increase (Decrease) (A) - (B)	For the six months ended September 30, 2025 (B)
Total average interest rate on interest-earning assets (a)	1.22	0.46	0.75
Average interest rate on loans and bills discounted (b)	1.52	0.42	1.09
Average interest rate on securities	1.42	0.67	0.74
Total average interest rate on interest-bearing liabilities (c) <including general and administrative expenses>	0.77	0.21	0.55
Average interest rate on deposits and NCD (d)	0.32	0.15	0.17
Average interest rate on other liabilities	1.08	0.46	0.62
Overall interest rate spread (a)-(c)	0.44	0.24	0.20
Interest rate spread (b)-(d)	1.20	0.27	0.92

(After excluding loans to the Japanese government and governmental organizations)
Average interest rate on loans and bills discounted (e)	1.53	0.37	1.16
Interest rate spread (e)-(d)	1.21	0.22	0.99
TB Non-consolidated
	(percentage per annum)
(Domestic business segment)	For the six months ended September 30, 2026 (A)	Increase (Decrease) (A) - (B)	For the six months ended September 30, 2025 (B)
Total average interest rate on interest-earning assets (a)	1.57	0.74	0.82
Average interest rate on loans and bills discounted (b)	1.28	0.32	0.96
Average interest rate on securities	4.23	2.22	2.01
Total average interest rate on interest-bearing liabilities (c)	0.79	0.29	0.49
Average interest rate on deposits and NCD (d)	0.63	0.29	0.33
Overall interest rate spread (a)-(c)	0.77	0.44	0.32
Interest rate spread (b)-(d)	0.65	0.02	0.62

(After excluding loans to the Japanese government and governmental organizations)
Average interest rate on loans and bills discounted (e)	1.28	0.32	0.96
Interest rate spread (e)-(d)	0.65	0.02	0.62

(Reference) BK and TB Combined
	(percentage per annum)
(Domestic business segment)	For the six months ended September 30, 2026 (A)	Increase (Decrease) (A) - (B)	For the six months ended September 30, 2025 (B)
Average interest rate on loans and bills discounted (a)	1.51	0.42	1.09
Average interest rate on deposits and NCD (b)	0.34	0.16	0.18
Interest rate spread (a)-(b)	1.17	0.26	0.91

(After excluding loans to the Japanese government and governmental organizations)
Average interest rate on loans and bills discounted (c)	1.53	0.37	1.15
Interest rate spread (c)-(b)	1.19	0.21	0.97

Mitsubishi UFJ Financial Group, Inc.

3. Notional Principal by the Remaining Life of the Interest Rate Swaps for Hedge-Accounting

MUFG Consolidated

	(in billions of yen)
	As of September 30, 2026
	within 1 year	1 year to 5 years	over 5 years	Total
Receive-fix/pay-floater	11,924.6	15,085.2	8,873.0	35,882.8
Receive-floater/pay-fix	4,546.4	20,837.9	2,574.8	27,959.3
Receive-floater/pay-floater	—	—	—	—
Receive-fix/pay-fix	—	—	—	—

Total	16,471.1	35,923.2	11,447.9	63,842.2

BK Consolidated

	(in billions of yen)
	As of September 30, 2026
	within 1 year	1 year to 5 years	over 5 years	Total
Receive-fix/pay-floater	10,988.0	13,231.4	8,794.3	33,013.8
Receive-floater/pay-fix	3,522.2	18,986.6	1,887.9	24,396.8
Receive-floater/pay-floater	—	—	—	—
Receive-fix/pay-fix	—	—	—	—

Total	14,510.2	32,218.0	10,682.3	57,410.7

TB Consolidated

	(in billions of yen)
	As of September 30, 2026
	within 1 year	1 year to 5 years	over 5 years	Total
Receive-fix/pay-floater	936.5	1,853.8	78.6	2,869.0
Receive-floater/pay-fix	1,024.2	1,851.3	686.9	3,562.4
Receive-floater/pay-floater	—	—	—	—
Receive-fix/pay-fix	—	—	—	—

Total	1,960.8	3,705.1	765.5	6,431.5

Mitsubishi UFJ Financial Group, Inc.

4. Securities

MUFG Consolidated

The tables include negotiable certificates of deposit in “Cash and due from banks”, securitized products in
“Monetary claims bought” and others in addition to “Securities”.

Fair Value Information on Securities

	(in millions of yen)
	As of September 30, 2026				As of March 31, 2026
	Amount on consolidated balance sheet	Unrealized gains (losses)	Gains	Losses	Amount on consolidated balance sheet	Unrealized gains (losses)	Gains	Losses
Debt securities being held to maturity	25,989,725	(1,776,349)	4,176	1,780,525	26,012,559	(1,119,329)	28,462	1,147,791
Domestic bonds	20,057,987	(1,467,360)	—	1,467,360	19,681,132	(1,020,494)	—	1,020,494
Government bonds	15,535,024	(1,039,448)	—	1,039,448	15,270,891	(704,290)	—	704,290
Municipal bonds	2,901,516	(222,449)	—	222,449	2,847,327	(165,265)	—	165,265
Short-term corporate bonds	—	—	—	—	—	—	—	—
Corporate bonds	1,621,446	(205,462)	—	205,462	1,562,913	(150,938)	—	150,938
Other	5,931,738	(308,989)	4,176	313,165	6,331,426	(98,835)	28,462	127,297
Foreign bonds	4,069,866	(312,193)	405	312,598	4,488,121	(99,574)	25,120	124,694
Other	1,861,871	3,204	3,770	566	1,843,304	739	3,341	2,602

	(in millions of yen)
	As of September 30, 2026				As of March 31, 2026
	Amount on consolidated balance sheet	Unrealized gains (losses)	Gains	Losses	Amount on consolidated balance sheet	Unrealized gains (losses)	Gains	Losses
Available-for-sale securities	51,666,669	2,458,290	3,659,702	1,201,412	57,786,465	2,708,595	3,396,364	687,769
Domestic equity securities	3,934,169	3,061,647	3,065,439	3,791	3,735,905	2,818,354	2,825,170	6,816
Domestic bonds	13,784,391	(300,106)	3,803	303,910	14,785,152	(289,268)	1,809	291,077
Government bonds	12,388,465	(134,177)	2,008	136,185	13,346,832	(147,696)	126	147,823
Municipal bonds	165,802	(12,140)	0	12,140	166,451	(10,586)	0	10,587
Short-term corporate bonds	90,838	(5)	0	5	—	—	—	—
Corporate bonds	1,139,283	(153,783)	1,794	155,578	1,271,868	(130,985)	1,681	132,667
Other	33,948,109	(303,249)	590,459	893,709	39,265,407	179,509	569,384	389,875
Foreign equity securities	880,345	149,478	193,232	43,754	845,003	116,834	146,029	29,194
Foreign bonds	23,046,099	(722,282)	16,051	738,333	28,302,385	(147,975)	104,157	252,132
Other	10,021,663	269,554	381,175	111,621	10,118,017	210,650	319,197	108,547

Mitsubishi UFJ Financial Group, Inc.

BK Non-consolidated

The tables include negotiable certificates of deposit in “Cash and due from banks”, securitized products in
“Monetary claims bought” and others in addition to “Securities”.

Fair Value Information on Securities

	(in millions of yen)
	As of September 30, 2026				As of March 31, 2026
	Amount on balance sheet	Unrealized gains (losses)	Gains	Losses	Amount on balance sheet	Unrealized gains (losses)	Gains	Losses
Debt securities being held to maturity	23,005,141	(1,679,102)	405	1,679,507	23,173,566	(1,071,335)	24,884	1,096,220
Stocks of subsidiaries and affiliates	1,376,454	1,078,883	1,091,224	12,341	670,430	682,505	691,297	8,792

	(in millions of yen)
	As of September 30, 2026				As of March 31, 2026
	Amount on balance sheet	Unrealized gains (losses)	Gains	Losses	Amount on balance sheet	Unrealized gains (losses)	Gains	Losses
Available-for-sale securities	35,164,232	2,335,252	2,958,767	623,514	40,321,531	2,417,494	2,751,747	334,252
Domestic equity securities	3,367,523	2,576,519	2,578,528	2,009	3,228,036	2,395,455	2,400,629	5,173
Domestic bonds	11,686,644	(157,035)	3,095	160,131	12,896,387	(160,520)	1,806	162,326
Other	20,110,064	(84,231)	377,142	461,373	24,197,108	182,559	349,311	166,752
Foreign equity securities	735,595	119,044	158,706	39,661	709,641	84,853	110,205	25,351
Foreign bonds	12,463,936	(312,780)	8,000	320,781	16,321,645	11,864	71,691	59,826
Other	6,910,531	109,503	210,434	100,930	7,165,821	85,841	167,415	81,573

Redemption schedule of Available-for-sale securities with maturities and debt securities being held to maturity

	(in millions of yen)
	As of September 30, 2026				As of March 31, 2026
	within 1 year	1 year to 5 years	5 years to 10 years	over 10 years	within 1 year	1 year to 5 years	5 years to 10 years	over 10 years
Domestic bonds	13,485,274	6,426,128	9,820,033	1,222,258	13,811,865	6,692,901	10,212,447	1,197,412
Government bonds	12,998,887	4,212,227	7,969,236	—	13,280,174	4,408,256	8,393,120	45,048
Municipal bonds	199,415	1,355,696	1,512,201	—	226,087	1,304,734	1,482,949	—
Short-term corporate bonds	—	—	—	—	—	—	—	—
Corporate bonds	286,970	858,205	338,596	1,222,258	305,603	979,909	336,377	1,152,363
Other	5,595,233	2,841,233	2,284,805	10,079,305	5,528,324	5,205,334	1,845,721	12,393,561
Foreign equity securities	11,792	9,490	—	—	11,961	9,667	—	—
Foreign bonds	4,567,805	1,038,298	1,635,982	8,959,940	4,732,967	2,846,098	1,634,868	11,235,753
Other	1,015,635	1,793,444	648,823	1,119,365	783,395	2,349,569	210,853	1,157,807

Total	19,080,507	9,267,362	12,104,839	11,301,564	19,340,189	11,898,236	12,058,169	13,590,973

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

The tables include securitized products in “Monetary claims bought” in addition to “Securities”.

Fair Value Information on Securities

	(in millions of yen)
	As of September 30, 2026				As of March 31, 2026
	Amount on balance sheet	Unrealized gains (losses)	Gains	Losses	Amount on balance sheet	Unrealized gains (losses)	Gains	Losses
Debt securities being held to maturity	2,983,984	(97,247)	3,770	101,017	2,838,992	(47,993)	3,577	51,571
Stocks of subsidiaries and affiliates	19,850	(606)	—	606	19,850	(546)	—	546

	(in millions of yen)
	As of September 30, 2026				As of March 31, 2026
	Amount on balance sheet	Unrealized gains (losses)	Gains	Losses	Amount on balance sheet	Unrealized gains (losses)	Gains	Losses
Available-for-sale securities	10,846,799	252,624	688,272	435,648	12,064,345	339,750	624,931	285,181
Domestic equity securities	654,733	516,200	516,870	669	602,033	458,349	459,237	888
Domestic bonds	1,583,796	(143,707)	0	143,708	1,617,044	(128,831)	0	128,831
Other	8,608,269	(119,869)	171,401	291,270	9,845,266	10,233	165,694	155,461
Foreign equity securities	186	132	132	—	171	116	116	—
Foreign bonds	6,713,718	(274,775)	6,860	281,636	8,001,151	(110,035)	19,427	129,462
Other	1,894,364	154,774	164,408	9,633	1,843,943	120,152	146,150	25,998

Redemption schedule of Available-for-sale securities with maturities and debt securities being held to maturity

	(in millions of yen)
	As of September 30, 2026				As of March 31, 2026
	within 1 year	1 year to 5 years	5 years to 10 years	over 10 years	within 1 year	1 year to 5 years	5 years to 10 years	over 10 years
Domestic bonds	589,869	59,582	1,681,172	43,506	499,557	6	1,695,229	85,144
Government bonds	499,030	59,578	1,669,980	—	498,660	—	1,687,858	32,886
Municipal bonds	0	4	—	—	0	6	—	—
Short-term corporate bonds	90,838	—	—	—	—	—	—	—
Corporate bonds	—	—	11,192	43,506	896	—	7,371	52,258
Other	666,486	2,942,521	1,610,575	3,979,062	519,814	3,147,616	1,903,871	4,939,744
Foreign equity securities	—	—	—	—	—	—	—	—
Foreign bonds	633,331	2,861,833	1,535,339	3,876,861	490,054	3,004,958	1,838,620	4,843,617
Other	33,154	80,688	75,236	102,200	29,760	142,658	65,251	96,126

Total	1,256,355	3,002,104	3,291,748	4,022,569	1,019,372	3,147,623	3,599,101	5,024,889

Mitsubishi UFJ Financial Group, Inc.

5. ROE

MUFG Consolidated

	(%)
	For the six months ended September 30, 2026 (A)	Increase (Decrease) (A) - (B)	For the six months ended September 30, 2025 (B)
ROE (JPX basis) *1	14.47	1.98	12.49

Note:

*1	Japan Exchange Group

Mitsubishi UFJ Financial Group, Inc.

6. Risk-Adjusted Capital Ratio

MUFG Consolidated	(in billions of yen)
	As of September 30, 2026 Preliminary (A)	Increase (Decrease) (A) - (B)	As of March 31, 2026 (B)
(1) Total capital ratio (4)/(7)	17.12%	0.27%	16.85%
(2) Tier 1 capital ratio (5)/(7)	15.23%	0.28%	14.95%
(3) Common Equity Tier 1 capital ratio (6)/(7)	12.65%	0.18%	12.47%
(4) Total capital	21,183.2	909.6	20,273.6
(5) Tier 1 capital	18,841.9	857.9	17,984.0
(6) Common Equity Tier 1 capital	15,654.2	652.0	15,002.2
(7) Risk weighted assets	123,689.7	3,407.9	120,281.7
(8) Required Capital (7)×8%	9,895.1	272.6	9,622.5

BK Consolidated	(in billions of yen)
	As of September 30, 2026 Preliminary (A)	Increase (Decrease) (A) - (B)	As of March 31, 2026 (B)
(1) Total capital ratio (4)/(7)	17.71%	(0.30)%	18.02%
(2) Tier 1 capital ratio (5)/(7)	16.28%	(0.14)%	16.42%
(3) Common Equity Tier 1 capital ratio (6)/(7)	13.52%	(0.35)%	13.87%
(4) Total capital	18,113.7	15.1	18,098.6
(5) Tier 1 capital	16,646.2	147.8	16,498.3
(6) Common Equity Tier 1 capital	13,825.6	(106.5)	13,932.1
(7) Risk weighted assets	102,232.0	1,813.2	100,418.7
(8) Required Capital (7)×8%	8,178.5	145.0	8,033.4

TB Consolidated	(in billions of yen)
	As of September 30, 2026 Preliminary (A)	Increase (Decrease) (A) - (B)	As of March 31, 2026 (B)
(1) Total capital ratio (4)/(7)	20.42%	1.01%	19.40%
(2) Tier 1 capital ratio (5)/(7)	15.33%	(0.21)%	15.55%
(3) Common Equity Tier 1 capital ratio (6)/(7)	12.87%	0.03%	12.84%
(4) Total capital	2,239.5	127.6	2,111.9
(5) Tier 1 capital	1,681.9	(11.3)	1,693.2
(6) Common Equity Tier 1 capital	1,412.3	14.5	1,397.7
(7) Risk weighted assets	10,967.3	81.5	10,885.7
(8) Required Capital (7)×8%	877.3	6.5	870.8

BK Non-consolidated	(in billions of yen)
	As of September 30, 2026 Preliminary (A)	Increase (Decrease) (A) - (B)	As of March 31, 2026 (B)
(1) Total capital ratio (4)/(7)	14.43%	0.08%	14.34%
(2) Tier 1 capital ratio (5)/(7)	13.21%	0.25%	12.95%
(3) Common Equity Tier 1 capital ratio (6)/(7)	10.07%	0.00%	10.06%
(4) Total capital	12,714.1	344.3	12,369.8
(5) Tier 1 capital	11,639.6	467.4	11,172.1
(6) Common Equity Tier 1 capital	8,873.9	196.2	8,677.7
(7) Risk weighted assets	88,097.5	1,864.2	86,233.3
(8) Required Capital (7)×8%	7,047.8	149.1	6,898.6

TB Non-consolidated	(in billions of yen)
	As of September 30, 2026 Preliminary (A)	Increase (Decrease) (A) - (B)	As of March 31, 2026 (B)
(1) Total capital ratio (4)/(7)	18.91%	0.64%	18.26%
(2) Tier 1 capital ratio (5)/(7)	14.47%	(0.44)%	14.91%
(3) Common Equity Tier 1 capital ratio (6)/(7)	12.33%	(0.22)%	12.56%
(4) Total capital	2,372.7	92.6	2,280.1
(5) Tier 1 capital	1,816.2	(46.3)	1,862.6
(6) Common Equity Tier 1 capital	1,548.2	(20.3)	1,568.6
(7) Risk weighted assets	12,547.3	61.4	12,485.9
(8) Required Capital (7)×8%	1,003.7	4.9	998.8

Note:	Risk-adjusted capital ratio of MUFG is computed in accordance with the Notification of the Financial Services Agency No.20, 2006.
Risk-adjusted capital ratio of BK and TB are computed in accordance with the Notification of the Financial Services Agency No.19, 2006.

Mitsubishi UFJ Financial Group, Inc.

7. Loans to Be Disclosed under the Banking Act and the Financial Reconstruction Act (the “FRA”)

MUFG Consolidated

(1) Loans to Be Disclosed under the Banking Act and the FRA (after write-offs)

	(in millions of yen)
	As of September 30, 2026	As of March 31, 2026	Increase (Decrease)
Bankrupt or De facto Bankrupt	273,195	303,742	(30,546)
Doubtful	646,261	667,097	(20,835)
Special Attention	326,693	489,930	(163,237)
Accruing loans contractually past due 3 months or more	23,099	12,271	10,827
Restructured loans	303,593	477,659	(174,065)

Subtotal (A)	1,246,150	1,460,769	(214,619)

Normal (B)	151,556,290	150,212,705	1,343,584

Total loans (C=A+B)	152,802,440	151,673,475	1,128,965

Non-performing loans ratio (A)/(C)	0.81%	0.96%	(0.14)%

Write-offs	206,126	226,406	(20,280)

(2) Allowance for Credit Losses

	(in millions of yen)
	As of September 30, 2026	Coverage ratio (D)/(A)	As of March 31, 2026	Coverage ratio (D)/(A)	Increase (Decrease)	Coverage ratio (D)/(A)
Allowance for credit losses (D)	1,159,357	93.03%	1,229,947	84.19%	(70,590)	8.83%
General allowance for credit losses	683,206		759,321		(76,115)
Specific allowance for credit losses	470,916		462,754		8,162
Allowance for credit to specific foreign borrowers	5,234		7,872		(2,637)

(3) Classification of Loans to Be Disclosed under the Banking Act and the FRA (excluding Normal Loans)

Classified by Geographic Area	(in millions of yen)
	As of September 30, 2026	As of March 31, 2026	Increase (Decrease)
Domestic	508,806	674,217	(165,411)
Overseas	737,344	786,552	(49,208)
Asia	457,269	477,275	(20,006)
Indonesia	50,723	44,999	5,723
Thailand	312,248	397,254	(85,006)
Other	94,297	35,021	59,276
Americas	195,456	205,643	(10,187)
Europe, Middle East and Other	84,618	103,633	(19,014)

Total	1,246,150	1,460,769	(214,619)

Classified by Industry	(in millions of yen)
	As of September 30, 2026	As of March 31, 2026	Increase (Decrease)
Domestic	508,806	674,217	(165,411)
Manufacturing	91,745	228,374	(136,628)
Construction	4,568	5,335	(767)
Wholesale and retail	77,438	81,592	(4,153)
Finance and insurance	159	156	3
Real estate, goods rental and leasing	14,353	16,755	(2,401)
Services	27,214	48,374	(21,160)
Other industries	12,063	16,888	(4,824)
Consumer	281,262	276,740	4,522
Overseas	737,344	786,552	(49,208)
Financial institutions	2,478	5,486	(3,008)
Commercial and industrial	507,131	549,284	(42,152)
Other	227,734	231,781	(4,047)

Total	1,246,150	1,460,769	(214,619)

Mitsubishi UFJ Financial Group, Inc.

BK and TB Combined including Trust Account

“Trust account” represents trust account with contracts indemnifying the principal amounts.

(1) Loans to Be Disclosed under the Banking Act and the FRA (after write-offs)

	(in millions of yen)
	As of September 30, 2026	As of March 31, 2026	Increase (Decrease)
Bankrupt or De facto Bankrupt	37,080	42,991	(5,910)
Doubtful	392,061	412,629	(20,568)
Special Attention	117,946	275,301	(157,355)
Accruing loans contractually past due 3 months or more	14,056	4,465	9,591
Restructured loans	103,889	270,836	(166,946)

Subtotal (A)	547,089	730,922	(183,833)

Normal (B)	135,456,980	134,395,862	1,061,118
Total loans (C=A+B)	136,004,070	135,126,785	877,284

Non-performing loans ratio (A)/(C)	0.40%	0.54%	(0.13)%

Write-offs	164,856	187,104	(22,247)

(2) Status of Coverage of Loans to Be Disclosed under the Banking Act and the FRA (excluding Normal Loans)

	(in millions of yen)
	As of September 30, 2026	Coverage ratio [(D)+(E)]/(A)	As of March 31, 2026	Coverage ratio [(D)+(E)]/(A)	Increase (Decrease)	Coverage ratio [(D)+(E)]/(A)
Covered amount	428,628	78.34%	582,124	79.64%	(153,496)	(1.29)%
Allowance for credit losses (D)	233,210		299,034		(65,823)
Collateral, guarantees, etc. (E)	195,418		283,090		(87,672)

(3) Coverage Ratio

(in millions of yen)
Category	Loan amount (A)		Allowance for credit losses (D)		Covered by collateral and/or guarantees (E)		Allowance coverage ratio for unsecured portion (D) / [(A) - (E)]	Coverage ratio [(D)+(E)]/(A)
Bankrupt or De facto Bankrupt	37,080 [42,991	]	620 [540	]	36,460 [42,450	]		100.00 [100.00	% %]
Doubtful	392,061 [412,629	]	193,890 [190,043	]	110,778 [134,926	]		77.70 [78.75	% %]
Special Attention	117,946 [275,301	]	38,698 [108,450	]	48,179 [105,713	]		73.65 [77.79	% %]

Total	547,089 [730,922	]	233,210 [299,034	]	195,418 [283,090	]		78.34 [79.64	% %]

Note:	The upper figures are as of September 30, 2026. The lower figures with brackets are as of March 31, 2026.

(4) Classification of Loans to Be Disclosed under the Banking Act and the FRA (excluding Normal Loans)

Classified by Geographic Area	(in millions of yen)
	As of September 30, 2026	As of March 31, 2026	Increase (Decrease)
Domestic	263,705	435,374	(171,669)
Overseas	283,384	295,548	(12,164)
Asia	33,628	34,679	(1,051)
Indonesia	3,695	74	3,621
Thailand	—	—	—
Other	29,932	34,605	(4,672)
Americas	193,465	205,643	(12,177)
Europe, Middle East and Other	56,290	55,225	1,064

Total	547,089	730,922	(183,833)

Classified by Industry
	(in millions of yen)
	As of September 30, 2026	As of March 31, 2026	Increase (Decrease)
Domestic	263,705	435,374	(171,669)
Manufacturing	89,312	226,043	(136,731)
Construction	4,456	5,184	(728)
Wholesale and retail	75,091	79,099	(4,008)
Finance and insurance	159	155	3
Real estate	14,025	15,532	(1,506)
Goods rental and leasing	328	1,149	(821)
Services	27,057	48,267	(21,210)
Other industries	10,860	15,516	(4,656)
Consumer	42,414	44,424	(2,009)
Overseas	283,384	295,548	(12,164)
Financial institutions	646	3,596	(2,949)
Commercial and industrial	273,369	291,898	(18,529)
Other	9,368	54	9,314

Total	547,089	730,922	(183,833)

Mitsubishi UFJ Financial Group, Inc.

BK Non-consolidated

(1) Loans to Be Disclosed under the Banking Act and the FRA (after write-offs)

	(in millions of yen)
	As of September 30, 2026	As of March 31, 2026	Increase (Decrease)
Bankrupt or De facto Bankrupt	37,011	42,970	(5,958)
Doubtful	391,159	411,696	(20,537)
Special Attention	117,946	275,301	(157,355)
Accruing loans contractually past due 3 months or more	14,056	4,465	9,591
Restructured loans	103,889	270,836	(166,946)

Subtotal (A)	546,117	729,969	(183,851)

Normal (B)	131,796,114	131,316,395	479,719

Total loans (C=A+B)	132,342,232	132,046,364	295,868

Non-performing loans ratio (A)/(C)	0.41%	0.55%	(0.14)%

Write-offs	164,856	187,102	(22,246)

(2) Status of Coverage of Loans to Be Disclosed under the Banking Act and the FRA (excluding Normal Loans)

	(in millions of yen)
	As of September 30, 2026	Coverage ratio [(D)+(E)]/(A)	As of March 31, 2026	Coverage ratio [(D)+(E)]/(A)	Increase (Decrease)	Coverage ratio [(D)+(E)]/(A)
Covered amount	427,656	78.30%	581,170	79.61%	(153,514)	(1.30)%
Allowance for credit losses (D)	233,210		299,034		(65,823)
Collateral, guarantees, etc. (E)	194,446		282,136		(87,690)

(3) Coverage Ratio

	(in millions of yen)
Category	Loan amount (A)		Allowance for credit losses (D)		Covered by collateral and/or guarantees (E)		Allowance coverage ratio for unsecured portion (D) / [(A) - (E)]		Coverage ratio [(D)+(E)]/(A)
Bankrupt or De facto Bankrupt	37,011		620		36,390		100.00%		100.00%
	[42,970	]	[540	]	[42,430	]	[100.00	%]	[100.00	%]
Doubtful	391,159		193,890		109,875		68.93%		77.65%
	[411,696	]	[190,043	]	[133,993	]	[68.43	%]	[78.70	%]
Special Attention	117,946		38,698		48,179		55.46%		73.65%
	[275,301	]	[108,450	]	[105,713	]	[63.94	%]	[77.79	%]

Total	546,117		233,210		194,446		66.31%		78.30%
	[729,969	]	[299,034	]	[282,136	]	[66.77	%]	[79.61	%]

Note:	The upper figures are as of September 30, 2026. The lower figures with brackets are as of March 31, 2026.

(4) Classification of Loans to Be Disclosed under the Banking Act and the FRA (excluding Normal Loans)

Classified by Geographic Area	(in millions of yen)
	As of September 30, 2026	As of March 31, 2026	Increase (Decrease)
Domestic	262,733	434,420	(171,687)
Overseas	283,384	295,548	(12,164)
Asia	33,628	34,679	(1,051)
Indonesia	3,695	74	3,621
Thailand	—	—	—
Other	29,932	34,605	(4,672)
Americas	193,465	205,643	(12,177)
Europe, Middle East and Other	56,290	55,225	1,064

Total	546,117	729,969	(183,851)

Classified by Industry	(in millions of yen)
	As of September 30, 2026	As of March 31, 2026	Increase (Decrease)
Domestic	262,733	434,420	(171,687)
Manufacturing	89,312	226,043	(136,731)
Construction	4,456	5,184	(728)
Wholesale and retail	75,091	79,099	(4,008)
Finance and insurance	159	155	3
Real estate	14,025	15,532	(1,506)
Goods rental and leasing	328	1,149	(821)
Services	27,057	48,267	(21,210)
Other industries	10,860	15,516	(4,656)
Consumer	41,443	43,470	(2,027)
Overseas	283,384	295,548	(12,164)
Financial institutions	646	3,596	(2,949)
Commercial and industrial	273,369	291,898	(18,529)
Other	9,368	54	9,314

Total	546,117	729,969	(183,851)

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

(1) Loans to Be Disclosed under the Banking Act and the FRA (after write-offs)

	(in millions of yen)
	As of September 30, 2026	As of March 31, 2026	Increase (Decrease)
Bankrupt or De facto Bankrupt	69	20	48
Doubtful	902	933	(30)
Special Attention	—	—	—
Accruing loans contractually past due 3 months or more	—	—	—
Restructured loans	—	—	—

Subtotal (A)	971	953	18

Normal (B)	3,659,064	3,077,509	581,555

Total loans (C=A+B)	3,660,036	3,078,463	581,573

Non-performing loans ratio (A)/(C)	0.02%	0.03%	(0.00)%

Write-offs	0	2	(1)

(2) Status of Coverage of Loans to Be Disclosed under the Banking Act and the FRA (excluding Normal Loans)

	(in millions of yen)
	As of September 30, 2026	Coverage ratio [(D)+(E)]/(A)	As of March 31, 2026	Coverage ratio [(D)+(E)]/(A)	Increase (Decrease)	Coverage ratio [(D)+(E)]/(A)
Covered amount	971	100.00%	953	100.00%	18	—
Allowance for credit losses (D)	—		—		—
Collateral, guarantees, etc. (E)	971		953		18

(3) Coverage Ratio

	(in millions of yen)
Category	Loan amount (A)		Allowance for credit losses (D)		Covered by collateral and/or guarantees (E)		Allowance coverage ratio for unsecured portion (D) / [(A) - (E)]		Coverage ratio [(D)+(E)]/(A)
Bankrupt or De facto Bankrupt	69		—		69		—		100.00%
	[20	]	[—	]	[20	]	[—	]	[100.00	%]
Doubtful	902		—		902		—		100.00%
	[933	]	[—	]	[933	]	[—	]	[100.00	%]
Special Attention	—		—		—		—		—
	[—	]	[—	]	[—	]	[—	]	[—	]
Total	971		—		971		—		100.00%
	[953	]	[—	]	[953	]	[—	]	[100.00	%]

Note:	The upper figures are as of September 30, 2026. The lower figures with brackets are as of March 31, 2026.

(4) Classification of Loans to Be Disclosed under the Banking Act and the FRA (excluding Normal Loans)

Classified by Geographic Area	(in millions of yen)
	As of September 30, 2026	As of March 31, 2026	Increase (Decrease)
Domestic	971	953	18
Overseas	—	—	—
Asia	—	—	—
Indonesia	—	—	—
Thailand	—	—	—
Other	—	—	—
Americas	—	—	—
Europe, Middle East and Other	—	—	—
Total	971	953	18

Classified by Industry	(in millions of yen)
	As of September 30, 2026	As of March 31, 2026	Increase (Decrease)
Domestic	971	953	18
Manufacturing	—	—	—
Construction	—	—	—
Wholesale and retail	—	—	—
Finance and insurance	—	—	—
Real estate	—	—	—
Goods rental and leasing	—	—	—
Services	—	—	—
Other industries	—	—	—
Consumer	971	953	18
Overseas	—	—	—
Financial institutions	—	—	—
Commercial and industrial	—	—	—
Other	—	—	—
Total	971	953	18

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated: Trust Account

“Trust account” represents trust account with contracts indemnifying the principal amounts.

(1) Loans to Be Disclosed under the Banking Act and the FRA (after write-offs)

(in millions of yen)
	As of September 30, 2026	As of March 31, 2026	Increase (Decrease)
Bankrupt or De facto Bankrupt	—	—	—
Doubtful	—	—	—
Special Attention	—	—	—
Accruing loans contractually past due 3 months or more	—	—	—
Restructured loans	—	—	—

Subtotal (A)	—	—	—

Normal (B)	1,801	1,957	(156)

Total loans (C=A+B)	1,801	1,957	(156)

Non-performing loans ratio (A)/(C)	—	—	—

Write-offs	—	—	—

(2) Status of Coverage of Loans to Be Disclosed under the Banking Act and the FRA (excluding Normal Loans)

(in millions of yen)
	As of September 30, 2026	Coverage ratio [(D)+(E)]/(A)	As of March 31, 2026	Coverage ratio [(D)+(E)]/(A)	Increase (Decrease)	Coverage ratio [(D)+(E)]/(A)
Covered amount	—	—	—	—	—	—
Allowance for credit losses (D)	—		—		—
Collateral, guarantees, etc. (E)	—		—		—

(3) Coverage Ratio

(in millions of yen)
Category	Loan amount (A)		Allowance for credit losses (D)		Covered by collateral and/or guarantees (E)		Allowance coverage ratio for unsecured portion (D) / [(A) — (E)]		Coverage ratio [(D)+(E)]/(A)
Bankrupt or De facto Bankrupt	—		—		—		—		—
	[—	]	[—	]	[—	]	[—	]	[—	]
Doubtful	—		—		—		—		—
	[—	]	[—	]	[—	]	[—	]	[—	]
Special Attention	—		—		—		—		—
	[—	]	[—	]	[—	]	[—	]	[—	]

Total	—		—		—		—		—
	[—	]	[—	]	[—	]	[—	]	[—	]

Note:	The upper figures are as of September 30, 2026. The lower figures with brackets are as of March 31, 2026.

(4) Classification of Loans to Be Disclosed under the Banking Act and the FRA (excluding Normal Loans)

Classified by Industry	(in millions of yen)
	As of September 30, 2026	As of March 31, 2026	Increase (Decrease)
Domestic	—	—	—
Manufacturing	—	—	—
Construction	—	—	—
Wholesale and retail	—	—	—
Finance and insurance	—	—	—
Real estate	—	—	—
Goods rental and leasing	—	—	—
Services	—	—	—
Other industries	—	—	—
Consumer	—	—	—

Total	—	—	—

Mitsubishi UFJ Financial Group, Inc.

Overview of Self-Assessment, Status of Coverage, and Loans to Be Disclosed under the Banking Act and the FRA

BK and TB Combined

	(in billions of yen)
Self-Assessment					Allowance Coverage ratio for unsecured portion	Loans to Be Disclosed under the Banking Act and the FRA
Category of Borrowers	Classification
	Non- Classification	Classification II	Classification III	Classification IV

Bankrupt Borrowers	[36.4]		[0.1]	[0.4] (*)	100.00%	i) Bankrupt or De facto Bankrupt
Substantially Bankrupt Borrowers						[37.0]

Potentially Bankrupt Borrowers						ii) Doubtful
	[110.7]		[281.2]		68.93%	[392.0]

Borrowers Requiring Caution (Special Attention Borrowers)	[117.9]				55.46%	iii) Special Attention [117.9]
						Accruing loans contractually past due 3 months or more [14.0]
						Restructured loans
						[103.8]
Borrowers Requiring Caution (Other Borrowers)						iv) Normal [135,455.1]
Normal Borrowers
						Non-Performing Loans
						i) + ii) + iii) 547.0
						Loans to Be Disclosed under the Banking Act and the FRA
						i) + ii) + iii) + iv) 136,002.2

(*)	“Customers’ liabilities for acceptances and guarantees” in Classification IV are fully reserved.

Mitsubishi UFJ Financial Group, Inc.

8. Progress in Disposition of Problem Assets

BK Non-consolidated

(1) Bankrupt or De facto Bankrupt and Doubtful Assets Based on the “FRA”

	(in millions of yen)
	As of March 31, 2024	As of March 31, 2025	As of March 31, 2026 (A)	As of September 30, 2026 (B)	(B) - (A)
Assets newly categorized during fiscal 2023	642,712	79,951	44,061	35,528	(8,532)
Assets newly categorized during fiscal 2024		175,417	57,296	38,389	(18,906)
Assets newly categorized during fiscal 2025			214,419	180,150	(34,268)
Assets newly categorized during fiscal 2026				57,353

(2) Progress in Disposition of Problem Assets

			(in millions of yen)

	For the first half of the fiscal year ended September 30, 2026
		Bankrupt or De facto Bankrupt	Doubtful
Liquidation	1,434
Reconstructive treatment	866
Upgrade due to reconstructive treatment	—
Loan sold to secondary market	8,055
Write-offs	5,778
Others	67,714
Collection / Repayment	38,617
Upgrade	29,097
Total	83,849	15,413	68,436

Amount in process for disposition	40,840

Note:

The process for disposition consists of legal liquidation, quasi-legal liquidation, company splits to good companies and bad companies, partial direct write-offs of retail exposure to individuals and small/medium-sized companies, and trusts to The Resolution and Collection Corporation mainly for the purpose of revitalization of companies, which are scheduled to be off-balanced before their maturities.

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated including Trust Account

“Trust account” represents trust account with contracts indemnifying the principal amounts.

(1) Bankrupt or De facto Bankrupt and Doubtful Assets Based on the “FRA”

	(in millions of yen)
	As of March 31, 2024	As of March 31, 2025	As of March 31, 2026 (A)	As of September 30, 2026 (B)	(B) - (A)
Assets newly categorized during fiscal 2023	410	254	110	80	(30)
Assets newly categorized during fiscal 2024		477	127	103	(24)
Assets newly categorized during fiscal 2025			354	161	(193)
Assets newly categorized during fiscal 2026				332

(2) Progress in Disposition of Problem Assets

			(in millions of yen)

	For the first half of the fiscal year ended September 30, 2026
		Bankrupt or De facto Bankrupt	Doubtful
Liquidation	—
Reconstructive treatment	—
Upgrade due to reconstructive treatment	—
Loan sold to secondary market	—
Write-offs	—
Others	314
Collection / Repayment	102
Upgrade	212
Total	314	—	313
Amount in process for disposition	44

Note:

The process for disposition consists of legal liquidation, quasi-legal liquidation, company splits to good companies and bad companies, partial direct write-offs of retail exposure to individuals and small/medium-sized companies, and trusts to The Resolution and Collection Corporation mainly for the purpose of revitalization of companies, which are scheduled to be off-balanced before their maturities.

Mitsubishi UFJ Financial Group, Inc.

9. Loans Classified by Type of Industry

BK and TB Combined including Trust Accounts

Loans Classified by Type of Industry

	(in millions of yen)

	As of September 30, 2026 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2026 (B)
Domestic offices (excluding loans booked at offshore markets)	78,689,953	(1,361,133)	80,051,087

Manufacturing	13,249,825	131,318	13,118,506
Agriculture, forestry, fishery, mining, quarrying of stone and gravel	117,338	(7,604)	124,942
Construction	977,553	20,482	957,071
Utilities	2,921,721	76,067	2,845,654
Communication and information services	1,875,926	169,417	1,706,509
Transport and postal activities	2,503,156	114,986	2,388,170
Wholesale and retail	7,721,508	181,463	7,540,045
Finance and insurance	10,695,275	168,741	10,526,533
Real estate	13,413,254	434,660	12,978,593
Goods rental and leasing	2,811,670	49,405	2,762,265
Services	2,755,495	(33,841)	2,789,337
Municipal government	1,877,238	12,938	1,864,300
Other industries (including loans to the Japanese government)	17,769,990	(2,679,168)	20,449,159

Overseas offices and loans booked at offshore markets	44,270,378	1,438,209	42,832,168

Governments	594,425	133,932	460,492
Financial Institutions	19,245,753	1,349,706	17,896,046
Other	24,430,199	(45,429)	24,475,628

Total	122,960,331	77,075	122,883,255

Mitsubishi UFJ Financial Group, Inc.

BK Non-consolidated

Loans Classified by Type of Industry

	(in millions of yen)

	As of September 30, 2026 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2026 (B)
Domestic offices (excluding loans booked at offshore markets)	76,103,798	(1,434,284)	77,538,083

Manufacturing	13,249,825	132,718	13,117,106
Agriculture, forestry, fishery, mining, quarrying of stone and gravel	117,338	(7,604)	124,942
Construction	977,553	20,482	957,071
Utilities	2,921,721	76,067	2,845,654
Communication and information services	1,860,849	168,117	1,692,732
Transport and postal activities	2,488,156	114,986	2,373,170
Wholesale and retail	7,721,508	181,463	7,540,045
Finance and insurance	9,064,770	83,190	8,981,580
Real estate	13,384,702	435,756	12,948,946
Goods rental and leasing	2,811,670	49,405	2,762,265
Services	2,752,989	(33,840)	2,786,829
Municipal government	1,877,052	12,953	1,864,099
Other industries (including loans to the Japanese government)	16,875,665	(2,667,979)	19,543,644

Overseas offices and loans booked at offshore markets	42,120,272	1,079,572	41,040,700

Governments	594,425	133,932	460,492
Financial Institutions	17,095,703	991,078	16,104,625
Other	24,430,144	(45,438)	24,475,582

Total	118,224,071	(354,712)	118,578,783

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

Loans Classified by Type of Industry

	(in millions of yen)

	As of September 30, 2026 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2026 (B)
Domestic offices (excluding loans booked at offshore markets)	1,212,772	195,262	1,017,510

Manufacturing	—	—	—
Agriculture, forestry, fishery, mining, quarrying of stone and gravel	—	—	—
Construction	—	—	—
Utilities	—	—	—
Communication and information services	15,077	1,300	13,777
Transport and postal activities	—	—	—
Wholesale and retail	—	—	—
Finance and insurance	660,201	217,004	443,197
Real estate	3,052	(1,094)	4,146
Goods rental and leasing	—	—	—
Services	506	(1)	508
Municipal government	—	—	—
Other industries (including loans to the Japanese government)	533,933	(21,947)	555,880

Overseas offices and loans booked at offshore markets	2,150,105	358,637	1,791,468

Governments	—	—	—
Financial Institutions	2,150,050	358,628	1,791,421
Other	55	8	46

Total	3,362,878	553,899	2,808,978

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated: Trust Accounts

Loans Classified by Type of Industry

	(in millions of yen)

	As of September 30, 2026 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2026 (B)
Domestic offices (excluding loans booked at offshore markets)	1,373,382	(122,111)	1,495,493

Manufacturing	—	(1,400)	1,400
Agriculture, forestry, fishery, mining, quarrying of stone and gravel	—	—	—
Construction	—	—	—
Utilities	—	—	—
Communication and information services	—	—	—
Transport and postal activities	15,000	—	15,000
Wholesale and retail	—	—	—
Finance and insurance	970,303	(131,452)	1,101,755
Real estate	25,500	(1)	25,501
Goods rental and leasing	—	—	—
Services	2,000	—	2,000
Municipal government	186	(14)	201
Other industries (including loans to the Japanese government)	360,392	10,757	349,634

Overseas offices and loans booked at offshore markets	—	—	—

Governments	—	—	—
Financial Institutions	—	—	—
Other	—	—	—

Total	1,373,382	(122,111)	1,495,493

Mitsubishi UFJ Financial Group, Inc.

10 Domestic Consumer Loans, Domestic Loans to Small/Medium-Sized Companies and Proprietors

BK and TB Combined including Trust Accounts

(1) Domestic Consumer Loans

	(in millions of yen)
	As of September 30, 2026 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2026 (B)
Total domestic consumer loans	15,212,085	(85,539)	15,297,625
Housing loans	14,391,943	(106,651)	14,498,594
Residential purpose	12,902,467	(57,912)	12,960,379
Other	820,142	21,111	799,030
(2) Domestic Loans to Small/Medium-Sized Companies and Proprietors
	(in millions of yen)
	As of September 30, 2026 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2026 (B)
Outstanding amount	46,094,756	(236,657)	46,331,413
% to total domestic loans	58.57%	0.70%	57.87%
BK Non-consolidated (1) Domestic Consumer Loans
	(in millions of yen)
	As of September 30, 2026 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2026 (B)
Total domestic consumer loans	14,750,315	(52,592)	14,802,908
Housing loans	13,930,395	(73,746)	14,004,141
Residential purpose	12,441,177	(25,022)	12,466,199
Other	819,919	21,153	798,766
(2) Domestic Loans to Small/Medium-Sized Companies and Proprietors
	(in millions of yen)
	As of September 30, 2026 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2026 (B)
Outstanding amount	45,182,800	(219,317)	45,402,117
% to total domestic loans	59.36%	0.81%	58.55%
TB Non-consolidated (1) Domestic Consumer Loans
	(in millions of yen)
	As of September 30, 2026 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2026 (B)
Total domestic consumer loans	460,156	(32,805)	492,961
Housing loans	459,933	(32,763)	492,697
Residential purpose	459,675	(32,749)	492,424
Other	222	(41)	264
(2) Domestic Loans to Small/Medium-Sized Companies and Proprietors
	(in millions of yen)
	As of September 30, 2026 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2026 (B)
Outstanding amount	551,870	(32,547)	584,417
% to total domestic loans	45.50%	(11.93)%	57.43%
TB Non-consolidated: Trust Accounts (1) Domestic Consumer Loans
	(in millions of yen)
	As of September 30, 2026 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2026 (B)
Total domestic consumer loans	1,614	(141)	1,756
Housing loans	1,614	(141)	1,756
Residential purpose	1,614	(140)	1,755
Other	—	—	—
(2) Domestic Loans to Small/Medium-Sized Companies and Proprietors
	(in millions of yen)
	As of September 30, 2026 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2026 (B)
Outstanding amount	360,085	15,207	344,878
% to total domestic loans	26.21%	3.15%	23.06%

Mitsubishi UFJ Financial Group, Inc.

11. Overseas Loans

BK Consolidated excl. KS, BDI

	(in millions of yen)

	As of September 30, 2026 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2026 (B)
Americas	16,773,744	195,925	16,577,819
United States	14,355,451	139,441	14,216,009
Canada	906,134	60,317	845,817
Brazil	616,934	(16,735)	633,669
Chile	319,296	27,242	292,054
Mexico	299,705	(12,723)	312,428
Colombia	150,910	9,211	141,699
Others	125,311	(10,829)	136,140
Asia/Oceania	12,743,229	(333,253)	13,076,483
India	2,294,703	351,081	1,943,622
Australia	2,207,248	13,759	2,193,488
Singapore	1,607,882	(462,101)	2,069,984
Hong Kong	1,485,562	(171,964)	1,657,526
Indonesia	1,025,804	(53,719)	1,079,523
China	949,966	(182,480)	1,132,446
Malaysia	753,372	19,119	734,252
Philippines	568,991	52,789	516,202
Korea	527,720	80,524	447,195
Taiwan	443,144	(35,568)	478,712
New Zealand	416,284	(8,617)	424,901
Viet Nam	291,398	56,900	234,498
Others	171,150	7,021	164,128
EMEA	12,342,818	623,689	11,719,128
United Kingdom	2,863,474	309,939	2,553,534
Netherlands	1,231,440	(87,157)	1,318,597
Luxembourg	1,164,206	81,826	1,082,379
Germany	942,808	35,557	907,250
France	717,815	83,944	633,871
Ireland	631,593	126,597	504,996
Saudi Arabia	386,530	89,045	297,484
Italy	359,093	19,012	340,080
Switzerland	331,059	13,968	317,090
Belgium	298,771	50,262	248,508
Qatar	276,323	(109,540)	385,864
Turkey	242,643	(7,854)	250,497
United Arab Emirates	225,218	50,128	175,089
Spain	181,862	(54,074)	235,936
Sweden	103,473	(8,944)	112,418
Others	2,386,503	30,976	2,355,527

Total	41,859,792	486,360	41,373,431

KS and BDI have the following loan balances in the consolidated financial statements.			(in millions of yen)

	As of September 30, 2026 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2026 (B)
KS	7,124,293	(82,438)	7,206,731
BDI	1,783,615	5,887	1,777,727

Mitsubishi UFJ Financial Group, Inc.

12. Loans and Deposits

BK and TB Combined

	(in millions of yen)

	As of September 30, 2026 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2026 (B)
Deposits (ending balance)	220,564,094	(5,583,664)	226,147,759
Deposits (average balance)	223,578,429	3,509,302	220,069,126
Loans (ending balance)	121,586,949	199,186	121,387,762
Loans (average balance)	122,036,221	5,264,113	116,772,107

BK Non-consolidated

	(in millions of yen)

	As of September 30, 2026 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2026 (B)
Deposits (ending balance)	205,956,392	(6,125,543)	212,081,936
Deposits (average balance)	208,822,692	3,291,241	205,531,451
Loans (ending balance)	118,224,071	(354,712)	118,578,783
Loans (average balance)	118,993,234	4,957,304	114,035,930

TB Non-consolidated

	(in millions of yen)

	As of September 30, 2026 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2026 (B)
Deposits (ending balance)	14,607,701	541,878	14,065,823
Deposits (average balance)	14,755,736	218,061	14,537,674
Loans (ending balance)	3,362,878	553,899	2,808,978
Loans (average balance)	3,042,986	306,809	2,736,176

Mitsubishi UFJ Financial Group, Inc.

13. Domestic Deposits

BK and TB Combined

	(in millions of yen)

	As of September 30, 2026 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2026 (B)
Individuals	93,636,835	(579,392)	94,216,228
Corporations and others	85,177,107	(5,879,112)	91,056,219
Domestic deposits	178,813,943	(6,458,505)	185,272,448

Note:	Amounts do not include negotiable certificates of deposit and JOM accounts.

BK Non-consolidated

	(in millions of yen)

	As of September 30, 2026 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2026 (B)
Individuals	87,368,170	(363,372)	87,731,542
Corporations and others	79,704,431	(6,528,834)	86,233,265
Domestic deposits	167,072,601	(6,892,206)	173,964,807

Note:	Amounts do not include negotiable certificates of deposit and JOM accounts.

TB Non-consolidated

	(in millions of yen)

	As of September 30, 2026 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2026 (B)
Individuals	6,268,665	(216,020)	6,484,686
Corporations and others	5,472,676	649,722	4,822,954
Domestic deposits	11,741,342	433,701	11,307,640

Note:	Amounts do not include negotiable certificates of deposit and JOM accounts.

Mitsubishi UFJ Financial Group, Inc.

14. Status of Deferred Tax Assets

BK Non-consolidated

(1) Tax Effects of the Items Comprising Net Deferred Tax Assets

	(in billions of yen)
	As of September 30, 2026 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2026 (B)
Deferred tax assets	1,317.3	7.9	1,309.4
Allowance for credit losses	175.6	(34.1)	209.7
Write-down on investment securities	381.8	(6.6)	388.4
Unrealized losses on Available-for-sale securities	7.9	7.2	0.7
Reserve for retirement benefits	49.4	(7.0)	56.5
Reserve for contingent losses	12.9	(5.2)	18.2
Depreciation and Impairment losses	74.0	(0.8)	74.9
Devaluation on land upon merger	19.7	(0.0)	19.8
Net deferred losses on hedging instruments	718.8	76.1	642.7
Losses on management of employees’ retirement benefits trust	11.0	(0.1)	11.1
Other	269.5	(23.2)	292.7
Valuation allowance	(403.7)	2.0	(405.7)
Deferred tax liabilities	790.6	(15.7)	806.4
Unrealized gains on Available-for-sale securities	651.8	(14.6)	666.5
Revaluation gains on securities upon merger	33.4	(1.1)	34.5
Gains on securities contributed to employees’ retirement benefits trust	28.8	(0.5)	29.4
Other	76.5	0.6	75.9
Net deferred tax assets	526.7	23.7	502.9

(2)	Net operating profits before provision for general allowance for credit losses and Taxable Income

	(in billions of yen)
	FY2021	FY2022	FY2023	FY2024	FY2025	Interim FY2026
Net operating profits before provision for general allowance for credit losses	374.4	690.4	974.6	521.7	1,212.0	1,019.3
Total credit costs	(234.0)	(98.5)	(250.2)	237.3	(34.5)	90.8
Income before income taxes	286.1	1,239.5	994.7	1,276.6	1,573.8	1,320.9
Reconciliation to taxable income	343.3	(453.8)	(50.5)	(446.8)	352.6	(361.2)
Taxable income	629.5	785.7	944.2	829.7	1,926.4	959.6

(3)	Classification Based on Prior Year Operating Results as Provided in the ASBJ Guidance No.26

We are classified as “2” because we are considered to be a company showing stable financial performance.

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

(1) Tax Effects of the Items Comprising Net Deferred Tax Assets

	(in billions of yen)
	As of September 30, 2026 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2026 (B)
Deferred tax assets	102.6	(2.5)	105.1
Gains on securities related to employees’ retirement benefits trust	83.9	3.4	80.4
Depreciation and Impairment losses	13.6	(0.4)	14.0
Write-down on investment securities	9.0	(0.1)	9.2
Group tax sharing transactions	1.5	(1.5)	3.1
Reserve for contingent losses	0.6	(0.3)	0.9
Other	20.9	(3.7)	24.6
Valuation allowance	(27.0)	0.3	(27.3)
Deferred tax liabilities	272.3	(0.7)	273.0
Reserve for retirement benefits	172.9	15.4	157.5
Unrealized gains on Available-for-sale securities	74.1	(27.0)	101.2
Net deferred gains on hedging instruments	18.0	10.9	7.1
Other	7.1	0.0	7.1
Net deferred tax assets	(169.6)	(1.7)	(167.8)

(2)	Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses and Taxable Income

	(in billions of yen)
	FY2021	FY2022	FY2023	FY2024	FY2025	Interim FY2026
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	176.4	109.1	70.4	70.0	153.3	125.1
Total credit costs	0.1	(0.2)	(0.1)	0.2	(0.9)	(0.5)
Income before income taxes	210.6	165.7	75.1	199.8	259.4	165.3
Reconciliation to taxable income	(37.4)	(46.1)	(15.2)	(81.5)	(20.9)	(71.4)
Taxable income	173.1	119.6	59.8	118.3	238.4	93.8

(3)	Classification Based on Prior Year Operating Results as Provided in the ASBJ Guidance No.26

We are classified as “2” because we are considered to be a company showing stable financial performance.

Mitsubishi UFJ Financial Group, Inc.

(Reference)

1. Financial Statements

BK Non-consolidated

(1) Non-consolidated Balance Sheets (selected items)

(in millions of yen)	As of March 31, 2026	As of September 30, 2026
Assets:
Cash and due from banks	75,223,582	61,518,545
Call loans	1,454,708	1,762,509
Receivables under resale agreements	3,066,922	923,731
Monetary claims bought	4,609,901	4,941,178
Trading assets	6,406,681	8,893,503
Money held in trust	33,025	25,438
Securities	66,295,652	61,681,568
Loans and bills discounted	118,578,783	118,224,071
Foreign exchanges	1,684,522	1,691,599
Other assets	19,346,699	22,396,322
Tangible fixed assets	697,327	711,149
Intangible fixed assets	570,436	574,910
Prepaid pension costs	945,905	1,015,217
Deferred tax assets	502,995	526,711
Customers’ liabilities for acceptances and guarantees	10,909,802	11,570,325
Allowance for credit losses	(494,593)	(407,276)

Total assets	309,832,353	296,049,508

Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	As of March 31, 2026	As of September 30, 2026
Liabilities:
Deposits	212,081,936	205,956,392
Negotiable certificates of deposit	12,493,932	11,396,435
Call money	717,397	688,544
Payables under repurchase agreements	16,690,633	8,790,915
Commercial papers	2,944,594	2,299,382
Trading liabilities	4,611,078	5,338,514
Borrowed money	18,611,668	16,807,514
Foreign exchanges	2,821,388	2,243,921
Bonds payable	1,145,878	1,213,464
Other liabilities	17,129,597	19,862,516
Reserve for bonuses	107,368	60,547
Reserve for bonuses to directors	276	96
Reserve for stocks payment	5,752	5,787
Reserve for retirement benefits	17,825	17,510
Reserve for contingent losses	57,886	41,195
Reserves under special laws	0	0
Deferred tax liabilities for land revaluation	80,100	79,664
Acceptances and guarantees	10,909,802	11,570,325

Total liabilities	300,427,120	286,372,729

Net assets:
Capital stock	1,711,958	1,711,958
Capital surplus	4,131,170	4,131,170
Capital reserve	1,711,958	1,711,958
Other capital surplus	2,419,212	2,419,212
Retained earnings	3,912,411	4,394,658
Revenue reserve	190,044	190,044
Other retained earnings	3,722,366	4,204,614
Funds for retirement benefits	2,432	2,432
Reserve for investment promotion taxation	1,020	1,020
Other reserve	718,196	718,196
Earned surplus brought forward	3,000,717	3,482,964
Treasury stock	(645,700)	(645,700)

Total shareholders’ equity	9,109,839	9,592,087

Net unrealized gains (losses) on available-for-sale securities	1,536,654	1,490,943
Net deferred gains (losses) on hedging instruments	(1,395,174)	(1,559,216)
Land revaluation excess	153,912	152,964

Total valuation and translation adjustments	295,393	84,691

Total net assets	9,405,233	9,676,779

Total liabilities and net assets	309,832,353	296,049,508

Mitsubishi UFJ Financial Group, Inc.

BK Non-consolidated

(2) Non-consolidated Statements of Income (selected items)

(in millions of yen)	For the six months ended September 30, 2025	For the six months ended September 30, 2026
Ordinary income	3,804,786	4,520,344
Interest income	2,744,858	3,287,638
Interest on loans and bills discounted	1,470,017	1,740,535
Interest and dividends on securities	640,831	848,015
Fees and commissions	469,293	540,137
Trading income	44,261	18,227
Other operating income	317,385	347,288
Other ordinary income	228,987	327,052
Ordinary expenses	2,851,096	3,203,545
Interest expenses	1,902,200	2,061,033
Interest on deposits	849,575	966,959
Fees and commissions	85,041	101,461
Trading expenses	3,057	7,042
Other operating expenses	115,484	175,547
General and administrative expenses	692,881	784,320
Other ordinary expenses	52,431	74,140

Ordinary profits	953,689	1,316,799

Extraordinary gains	35,179	16,273
Extraordinary losses	7,871	12,081

Income before income taxes	980,998	1,320,990

Income taxes - current	263,570	300,089
Income taxes - deferred	6,209	72,647

Total taxes	269,779	372,736

Net income	711,218	948,253

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

(1) Non-consolidated Balance Sheets (selected items)

(in millions of yen)	As of March 31, 2026	As of September 30, 2026
Assets:
Cash and due from banks	11,767,855	12,660,017
Call loans	969,587	1,142,801
Receivables under resale agreements	113,680	379,345
Receivables under securities borrowing transactions	105,821	83,648
Monetary claims bought	15	15
Trading assets	220,878	313,223
Money held in trust	17,577	15,355
Securities	16,138,736	15,094,537
Loans and bills discounted	2,808,978	3,362,878
Foreign exchanges	204,717	232,491
Other assets	2,265,885	2,215,512
Tangible fixed assets	113,789	113,622
Intangible fixed assets	103,992	112,658
Prepaid pension costs	618,763	667,821
Customers’ liabilities for acceptances and guarantees	57,508	56,489
Allowance for credit losses	(1,798)	(2,439)

Total assets	35,505,990	36,447,979

Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	As of March 31, 2026	As of September 30, 2026
Liabilities:
Deposits	14,065,823	14,607,701
Negotiable certificates of deposit	5,070,148	5,612,197
Call money	2,317,743	2,672,560
Payables under repurchase agreements	6,132,752	5,079,130
Commercial papers	286,478	327,332
Trading liabilities	525,378	709,112
Borrowed money	1,703,684	1,978,920
Foreign exchanges	378,952	584,140
Short-term bonds payable	199,728	49,914
Bonds payable	10,000	10,000
Due to trust accounts	1,495,989	1,441,097
Other liabilities	966,766	1,023,922
Reserve for bonuses	6,541	6,007
Reserve for bonuses to directors	163	44
Reserve for stocks payment	3,923	4,302
Reserve for contingent losses	3,135	1,960
Deferred tax liabilities	167,841	169,640
Deferred tax liabilities for land revaluation	3,669	3,669
Acceptances and guarantees	57,508	56,489

Total liabilities	33,396,230	34,338,144

Net assets:
Capital stock	324,279	324,279
Capital surplus	455,970	455,970
Capital reserve	250,619	250,619
Other capital surplus	205,351	205,351
Retained earnings	1,374,163	1,409,006
Revenue reserve	73,714	73,714
Other retained earnings	1,300,449	1,335,292
Funds for retirement benefits	710	710
Reserve for investment promotion taxation	281	281
Other reserve	138,495	138,495
Earned surplus brought forward	1,160,962	1,195,806
Treasury stock	(299,999)	(299,999)

Total shareholders’ equity	1,854,413	1,889,256

Net unrealized gains (losses) on available-for-sale securities	239,976	180,503
Net deferred gains (losses) on hedging instruments	15,195	39,900
Land revaluation excess	174	174

Total valuation and translation adjustments	255,346	220,578

Total net assets	2,109,760	2,109,835

Total liabilities and net assets	35,505,990	36,447,979

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

(2) Non-consolidated Statements of Income (selected items)

(in millions of yen)	For the six months ended September 30, 2025	For the six months ended September 30, 2026
Ordinary income	707,912	840,713
Trust fees	67,745	79,653
Interest income	470,022	534,266
Interest on loans and bills discounted	52,890	58,319
Interest and dividends on securities	283,357	346,629
Fees and commissions	90,128	94,265
Trading income	0	0
Other operating income	45,971	99,264
Other ordinary income	34,043	33,264
Ordinary expenses	582,710	673,800
Interest expenses	388,571	382,209
Interest on deposits	72,201	90,131
Fees and commissions	34,475	35,860
Trading expenses	34,520	86,792
Other operating expenses	16,411	62,378
General and administrative expenses	99,655	101,341
Other ordinary expenses	9,076	5,218

Ordinary profits	125,202	166,912

Extraordinary gains	—	0
Extraordinary losses	4,273	1,568

Income before income taxes	120,928	165,344

Income taxes — current	25,658	30,711
Income taxes — deferred	6,205	17,977

Total taxes	31,863	48,688

Net income	89,065	116,655

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

(3)	Statements of Trust Assets and Liabilities

Including trust assets under service-shared co-trusteeship

(in millions of yen)	As of March 31, 2026	As of September 30, 2026
Assets:
Loans and bills discounted	1,495,493	1,373,382
Securities	91,704,429	92,432,935
Beneficiary rights to the trust	193,183,132	236,698,870
Securities held in custody accounts	3,234,031	3,316,350
Monetary claims	37,833,580	37,692,490
Tangible fixed assets	27,877,699	28,870,850
Intangible fixed assets	328,134	345,249
Other claims	3,943,856	3,666,574
Call loans	7,350,651	5,534,130
Due from banking account	2,808,353	2,974,886
Cash and due from banks	7,005,048	6,645,677

Total	376,764,411	419,551,396

Liabilities:
Money trusts	40,191,177	36,674,803
Pension trusts	13,894,088	13,181,075
Property formation benefit trusts	4,990	4,719
Investment trusts	191,654,775	235,243,357
Money entrusted other than money trusts	8,863,362	9,706,087
Securities trusts	4,143,865	4,324,792
Monetary claim trusts	33,553,151	32,941,069
Equipment trusts	1,149,948	1,105,297
Land and fixtures trusts	18,681	18,663
Composite trusts	83,290,369	86,351,531

Total	376,764,411	419,551,396

Note: 1.	The table shown above includes master trust assets under the service-shared co-trusteeship between TB and The Master Trust Bank of Japan, Ltd.
2.	Trust assets and liabilities under a declaration of trust excluded from above table are 52,080 millions of yen as of March 31, 2026 and 39,522 millions of yen as of September 30, 2026.

Detailed information for “Money trust” with contracts indemnifying the principal amounts

(including trusts for which beneficiary interests are re-entrusted)

(in millions of yen)	As of March 31, 2026	As of September 30, 2026
Assets:
Loans and bills discounted	1,957	1,801
Other	1,598,074	1,517,342

Total	1,600,032	1,519,143

Liabilities:
Principal	1,599,365	1,518,281
Allowance for bad debts	5	5
Other	661	855

Total	1,600,032	1,519,143

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

(4) Major Items

(in millions of yen)	As of March 31, 2026	As of September 30, 2026
Total funds	73,226,228	70,080,497

Deposits	14,065,823	14,607,701
Negotiable certificates of deposit	5,070,148	5,612,197
Money trusts	40,191,177	36,674,803
Pension trusts	13,894,088	13,181,075
Property formation benefit trusts	4,990	4,719

Loans and bills discounted	4,304,471	4,736,260

Banking account	2,808,978	3,362,878
Trust account	1,495,493	1,373,382

Investment securities	107,843,166	107,527,472

Note:	The table shown above includes master trust assets under the service-shared co-trusteeship between TB and The Master Trust Bank of Japan, Ltd.